Exhibit 99.53

Execution Version

COPPER CONCENTRATES SALES AGREEMENT

between

SOLARIS RESOURCES INC.

- and -

LOWELL MINERAL EXPLORATION ECUADOR S.A.

- and –

LOWELL COPPER HOLDINGS INC.

- and –

OMF FUND IV SPV E LLC AND EACH OF THE PURCHASERS FROM

TIME TO TIME PARTY HERETO

December 11, 2023

TABLE OF CONTENTS

Article 1 DEFINITIONS AND INTERPRETATIONS		1

1.1	Definitions	1

1.2	Certain Rules of Interpretation	23

1.3	Currency and Manner of Payment	24

1.4	Time of Essence	24

1.5	Paramountcy	25

Article 2 PRODUCT		25

2.1	Purchase and Sale of Concentrates; Information Exchange Pre-Commercial Production	25

2.2	Minimum Concentrate Sales	25

2.3	Quality - Chemical and Physical Specification	26

2.4	Moisture	27

Article 3 SHIPMENT, DELIVERY AND DISCHARGE CONDITIONS		27

3.1	Annual Schedule	27

3.2	Delivery	27

3.3	Discharge Port	28

3.4	Discharging Berth	28

3.5	Discharging Rate; Efficient Performance	28

3.6	Notice of Readiness	29

3.7	Allowed Laytime	29

3.8	Demurrage and Despatch	30

3.9	Vessel Characteristics	31

3.10	Overtime	31

3.11	Miscellaneous	32

3.12	Shipping Information and Nomination of Vessel	32

3.13	Shipping Notices	33

Article 4 TITLE AND RISK OF LOSS		33

4.1	Title and Risk of Loss	33

Article 5 INSURANCE		33

5.1	Insurance	33

Article 6 PRICE		34

6.1	Compensation for Concentrates	34

6.2	Copper Payment	34

i

6.3	Gold Payment	34

6.4	Silver Payment	34

6.5	Pricing Basis No Longer Published or Representative	35

6.6	Quotational Period	35

6.7	Deductions	36

6.8	Annual Contract Terms	36

Article 7 PAYMENT		38

7.1	Total Compensation	38

7.2	First Provisional Payment	38

7.3	Second Provisional Payment	39

7.4	Final Payment	39

7.5	Invoicing	40

7.6	Refund of Overpayment	40

7.7	Late Payment	40

7.8	Calculation	40

7.9	Benchmark Replacement	41

7.10	Total and Partial Loss/Damage	42

7.11	Taxes, Tariffs, Duties	43

Article 8 WEIGHING, SAMPLING, DETERMINATION OF MOISTURE		44

8.1	General Procedure	44

8.2	Determination of Dry Weight and Moisture	44

8.3	Lot size for Sampling	44

8.4	Number and Handling of Samples	44

Article 9 ASSAYS		45

9.1	Payable Metals and Penalty Elements	45

9.2	Method for Determining Final Analysis	45

9.3	Designation of Umpire	46

9.4	Final Analysis based on Umpire’s Assay	47

Article 10 FORCE MAJEURE		47

10.1	Effect of Force Majeure	47

10.2	Notice of Event of Force Majeure	48

10.3	Seller to Use Reasonable Best Efforts	48

Article 11 REFEREES		48

11.1	Selection of Referees	48

11.2	Submission of Positions	49

11.3	Proceeding and Final Determination	49

11.4	Costs	49

Article 12 REPORTING; BOOKS AND RECORDS; INSPECTIONS		49

12.1	Production Start Date and Annual Forecasts	49

12.2	Operation Reports	49

12.3	Other Notices	50

12.4	Books and Records; Audits	50

12.5	Inspections	50

Article 13 management of operations		51

13.1	Maintenance of Existence	51

13.2	Performance of Mining Operations	51

13.3	Maintenance of Mining Rights	51

13.4	Abandonment	51

Article 14 representations and warranties		52

14.1	Representations and Warranties of the Purchaser	52

14.2	Representations and Warranties of the Seller Group Entities	53

Article 15 TERM AND TERMINATION		54

15.1	Term	54

15.2	The Purchasers’ Right to Terminate	55

15.3	The Seller’s Right to Terminate	56

15.4	Remedies for Event of Default	56

15.5	Solaris Change of Control	58

Article 16 DISPOSITION OF THE PROJECT PROPERTY		59

16.1	Permitted Dispositions	59

Article 17 Indemnification		59

17.1	Indemnification	59

Article 18 GUARANTEED OBLIGATIONS		60

18.1	Guarantee	60

18.2	Transfers of Guarantor Obligations	62

Article 19 Security		62

19.1	Security	62

19.2	Additional Security from New Guarantors	63

19.3	Further Assurances – Security	63

19.4	Security Effective Notwithstanding Date of Advance	64

19.5	No Merger	64

19.6	Subordination	64

19.7	Release of Security	64

Article 20 THE PURCHASERS AND THE PURCHASERS’ AGENT		64

20.1	Decision-Making	64

20.2	Purchasers’ Obligations Several; No Partnership	65

20.3	Purchasers’ Agent	65

20.4	Sharing of Information	66

20.5	Amendments to this Article	66

Article 21 Collateral Agents		67

21.1	Appointment of Collateral Agents	67

21.2	Limitation of Duties	67

21.3	Designation or Employment of Agents	68

21.4	Knowledge of Events of Default; Actions; Permitted Encumbrances and Dispositions	68

21.5	Requests for Instructions	69

21.6	Reliance	69

21.7	Restrictions on Actions	69

21.8	Right of the Collateral Agents	70

21.9	Indemnification by the Seller Group Entities	71

21.10	Indemnification by the Purchasers	71

21.11	Waiver of Consequential Damages	71

21.12	No Obligation to Act	71

21.13	Force Majeure	71

21.14	Collateral Agents Resignation	72

21.15	Compliance with AML Legislation	72

21.16	Conflict of Interest	72

Article 22 CONFIDENTIALITY AND DISCLOSURES		72

22.1	Confidentiality	72

22.2	Press Releases and Public Disclosure	73

Article 23 MISCELLANEOUS		74

23.1	Waiver	74

23.2	Assignment	74

23.3	Benefit of Agreement	74

23.4	Amendments	74

23.5	Governing law	74

23.6	Severability	75

23.7	Notices; Callback Contacts	75

23.8	Execution in Counterparts	77

23.9	Further Assurances	77

23.10	Dispute Resolution	77

23.11	Entire Agreement	78

23.12	Third Party Rights	78

23.13	No Partnership or Agency	78

23.14	Protection of Rights	78

Schedule 1.1(a)	Project Map
Schedule 1.1(b)	Purchaser’s Share
Schedule 2.0	Port Conditions
Schedule 14.2(f)	Project Real Property

Exhibit 1	Form of Annual Supplement

v

THIS AGREEMENT is made as of the 11th day of December, 2023.

AMONG:

LOWELL MINERAL EXPLORATION ECUADOR S.A., a corporation incorporated under the laws of Ecuador (“Seller”);

- and -

LOWELL COPPER HOLDINGS INC., a company existing under the laws of the Province of British Columbia, Canada (“LCH”);

- and -

SOLARIS RESOURCES INC., a company existing under the laws of British Columbia (“Solaris”);

- and -

OMF FUND IV SPV E LLC AND EACH OF THE OTHER PURCHASERS FROM TIME TO TIME PARTY HERETO

- and -

OMF FUND IV SPV E LLC, a limited liability company existing under the laws of Delaware, in its capacity as Purchasers’ Agent

WHEREAS:

(A)	The Seller, a wholly-owned indirect Subsidiary of Solaris, owns, and is developing, the Project.

(B)	The Seller has agreed to sell to the Purchasers, and the Purchasers have agreed to purchase from the Seller, copper concentrate produced at or from the Project, on and subject to the terms and conditions of this Agreement.

(C)	The Guarantors have agreed to guarantee the Seller’s Guaranteed Obligations under this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

Article 1
DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

For the purposes of this Agreement (including the recitals hereto and the Schedules), unless the context otherwise requires, the following terms shall have the respective meanings given to them, as set out below, and grammatical variations of such terms shall have corresponding meanings:

“Abandonment Property” has the meaning set forth in Section 13.4.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

"Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common control with, such Person.

"Agreement” means this Copper Concentrates Sales Agreement and includes Schedules, Exhibits and Appendices hereto, in each case as amended, modified or supplemented from time to time.

"Allowed Laytime” has the meaning set forth in Section 3.5(a).

"Alternate Port” has the meaning set forth in Section 3.3(b).

"Annual Benchmark Terms” means for a given year, the annual benchmark terms as that term is commonly recognized in the industry, agreed between major copper mines and smelters in Asia for (i) the treatment charge per DMT of copper concentrate and the refining charge per pound of refined copper, and (ii) any price participation with respect to Copper Treatment and Refining Charges ("Price Participation”), each as quoted by the CRU Group, Wood Mackenzie or any similar industry publication.

“Annual Contract Terms” means, for a Contract Year, the Annual Copper Terms, the Gold Refining Charges and Silver Refining Charges and the Penalties, all as set forth in an Annual Supplement for such Contract Year, and with respect to the First Contract Year, the Concentrate Specifications, which shall apply to the Concentrate to be delivered hereunder.

"Annual Copper Terms” means, for a Contract Year, (i) the Copper Treatment and Refining Charges, and (ii) the Price Participation, if any, all as set forth in an Annual Supplement.

"Annual Forecast Reports” means written reports in relation to a calendar year with respect to the Project, to be prepared by or on behalf of the Seller, including with reasonable detail:

(a)	the mineral reserves and mineral resources (by category), determined in accordance with National Instrument 43-101 (with the assumptions used, including cut-off grade, metal prices and metal recoveries), as of the end of such year; and

(b)	a forecast, based on the then current mine plan for the Project, for such fiscal year on a month-by-month basis and over the remaining life of the mine on a year-by-year basis of the Tonnes and estimated grade and expected recoveries of Concentrates to be produced.

"Annual Minimum Copper Delivery Amount” has the meaning set forth in Section 2.2.

"Annual Minimum Gold Delivery Quantity” means the quantity of Payable Gold, in ounces, which would be contained in that amount of Concentrate needed to yield the Annual Minimum Copper Delivery Amount, based on the Average Gold Grade. For greater certainty, if the Annual Minimum Copper Delivery Amount is delivered in any Contract Year, the Annual Minimum Gold Delivery Quantity will be deemed to have been delivered for that Contract Year.

“Annual Minimum Silver Delivery Quantity” means the quantity of Payable Silver, in ounces, which would be contained in that amount of Concentrate needed to yield the Annual Minimum Copper Delivery Amount, based on the Average Silver Grade. For greater certainty, if the Annual Minimum Copper Delivery Amount is delivered in any Contract Year, the Annual Minimum Silver Delivery Quantity will be deemed to have been delivered for that Contract Year.

“Annual Schedule” has the meaning set forth in Section 3.1.

"Annual Supplement” means a written supplement to this Agreement, in the form set forth in Exhibit 1, entered into annually pursuant to Section 6.8, setting forth the Annual Contract Terms for Concentrates delivered for the Contract Year specified therein.

"Applicable Law” means any law (including common law and equity), any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation, order (including any securities laws or requirements of stock exchanges and any consent decree or administrative order), or Authorization of a Governmental Body in each case to the extent applicable to and legally binding upon or having the force of law over any specified Person, property, transaction or event, or any of such Person’s property or assets.

"Applicable Tenor” at any time shall mean the tenor then applicable pursuant to the definition of “Interest Period” at such time.

"Arbitration Rules” means the International Arbitration Rules of the International Center for Dispute Resolution.

"Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

"Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 7.9(d).

"Average Gold Grade” means the average gold grade in the Concentrates delivered to the Purchasers in a Contract Year, which shall be used as the basis for determining the Annual Minimum Gold Delivery Quantity for that Contract Year.

"Average Silver Grade” means the average silver grade in the Concentrates delivered to the Purchasers in a Contract Year, which shall be used as the basis for determining the Annual Minimum Silver Delivery Quantity for that Contract Year.

"Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 7.9(a).

"Benchmark Replacement” means with respect to any Benchmark Transition Event, the sum of: (i) the alternate benchmark rate that has been selected by the Purchasers’ Agent and the Seller giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time and (ii) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Offtake Documents.

"Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Purchasers’ Agent and the Seller giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which all Available Tenors of such Benchmark (or the published component used in the calculation thereof) have been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

(d)	For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Offtake Document in accordance with Section 7.9 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Offtake Document in accordance with Section 7.9.

“Blocked Account Agreement” means a blocked accounts control agreement in respect of any bank accounts of any Seller Group Entity.

“Board” means the board of directors of Solaris.

“Business” means the business of the Seller Group Entities, taken as a whole, including, without limitation, the development, construction, and operation of, and extraction of mineral resources from, the Project.

"Business Code of Conduct” means the business code of conduct of the Seller Group Entities adopted by the board of directors of Seller, as the same may be amended, revised, supplemented or replaced from time to time, a copy of which has been provided to the Purchasers prior to the date hereof.

“Business Day” means any day, other than: (a) a Saturday, Sunday or statutory holiday in all or any of Toronto, Ontario, New York City, New York, London, United Kingdom, or Quito, Ecuador or (b) a day on which banks are generally closed in all or any of those cities.

"Callback Contact” means, in respect of a Party, the individual identified as such with respect to such Party in the Annual Supplement or such other individual as may be notified in accordance with Section 23.7;

"Capitalized Lease Obligation” means, for any Person, any payment obligation of such Person under an agreement for the lease, license or rental of, or providing such Person with the right to use, property that, in accordance with IFRS, is required to be capitalized.

“CCIC” means China Certification and Inspection (Group) Co. LTD.

“Charter Party” means the contract of charter or affreightment to be entered into from time to time between the Seller and owner of the vessel chartered or hired for the shipment of any Parcel of Concentrates pursuant to this Agreement.

"CIF Free Out” or “CIF FO” means CIF as defined in INCOTERMS 2020 as published by the International Chamber of Commerce (Paris, France) and Free Out or FO where Free Out has the meaning that the Purchasers shall be responsible for the arrangements and expenses (including, without limitation, stevedoring expenses) for discharging from the vessel of each Parcel delivered hereunder at the Discharge Port into barges or other vessels or to shore which shall be arranged and paid by the Purchasers “free out”, as such discharging term is commonly referred to in the bulk shipping industry.

"CIQ” means China Inspection and Quarantine Services.

"Collateral” means the Project Property and all the presently held and future acquired undertaking, property and assets of each Seller Group Entity, including for certainty the equity interests of LCH and Seller, but excluding the Excluded Assets.

"Collateral Agent” means OMF Fund IV SPV E LLC, in its capacity as collateral agent for the Purchasers’ Agent and the Purchasers hereunder, or any successor Collateral Agent.

"COMEX” means the Commodity Exchange Inc., and its successor entities.

"Commercial Mine Life” means the duration that the Project is in Commercial Production, including any temporary cessation of Commercial Production, until the permanent cessation of Commercial Production.

"Commercial Production” means the mining, milling and shipping of Concentrates from the Project in accordance with the mine plan adopted and approved by the Seller, where the Project has achieved 85% of its nameplate capacity.

"Concentrate Specifications” has the meaning set forth in Section 2.3(a).

“Concentrates” means the copper concentrates produced at or originating from copper ore produced at the Project, and, where the context requires it, the copper concentrates delivered by the Seller pursuant to this Agreement.

"Confidential Information” has the meaning set forth in Section 22.1(a).

“Conforming Changes” means, with respect to either the use or administration of Adjusted Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “U.S. Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods and other technical, administrative or operational matters) that the Purchasers’ Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Purchasers’ Agent in a manner substantially consistent with market practice (or, if the Purchasers’ Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Purchasers’ Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Purchasers’ Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Offtake Documents).

“Contract Year” means periods of twelve calendar months commencing on January 1 of each year and ending on December 31 of that year, with the exception of the First Contract Year and the Last Contract Year.

"Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Copper Shortfall Amount” has the meaning set forth in Section 2.2.

"Copper Treatment and Refining Charges” means the treatment charge per DMT of Concentrate and refining charge for Payable Copper, for a given Contract Year, as set forth in the applicable Annual Supplement.

“Costs” means any brokerage fees, commissions and other transactional costs and expenses reasonably incurred by the Non-Defaulting Party either as a result of terminating any hedges or other risk management contracts and/or entering into new arrangements to replace the early Terminated Transactions, and Legal Costs incurred by the Non-Defaulting Party.

"Credit Agreement” means the credit agreement dated as of December 11, 2023 between, among others, the Seller Group Entities, OMF Fund IV SPV D LLC, OMF Fund IV SPV D LLC, as administrative agent OMF Fund IV SPV D LLC, as collateral agent and the lenders party thereto from time to time.

"Credit Intercreditor Agreement” means the intercreditor agreement to be entered into among, inter alios, OMF Fund IV SPV D LLC, as administrative agent on behalf of the lenders under the Credit Agreement, the Purchasers’ Agent on behalf of the Purchasers, the Molybdenum Purchasers’ Agent on behalf of the Molybdenum Purchasers, the collateral agents under the Credit Agreement, the Collateral Agents, The Molybdenum Collateral Agents and the Seller Group Entities, as the same may amended, modified, supplemented and replaced from time to time.

“Date of Arrival” means with reference to:

(a)	any vessel whose load consists solely of Concentrates sold by the Seller to the Purchasers under this Agreement, the date on which such carrying vessel tenders Notice of Readiness to the Purchasers’ Agent or the Purchasers’ nominated agent at the Discharge Port as provided for in Section 3.6; or

(b)	any vessel which is carrying goods in addition to the Parcel of Concentrates sold by the Seller to the Purchasers under this Agreement which are discharged at the same Discharge Port and prior to the discharge of the Parcel, the later of the date on which the master of the vessel tenders Notice of Readiness to the Purchasers’ Agent or the Purchasers’ nominated agent at the Discharge Port as provided in Section 3.6, and the date on which the discharge of the Concentrates sold by the Seller to the Purchasers is actually commenced.

"Deductions” has the meaning set forth in Section 6.7.

"Defaulting Party” has the meaning set forth in Section 15.4(a).

"Demurrage” means the money payable to the owner of a vessel for delay for which such owner is not responsible in discharging the Concentrates after the Allowed Laytime has expired.

"Despatch” means the money payable by the owner of a vessel if such vessel completes discharging Concentrates before the Allowed Laytime has expired.

"Discharge Port” means the port nominated by the Purchasers’ Agent pursuant to Section 3.3.

"Disposition” means any sale, assignment, transfer, conveyance, lease, license, granting of an option or other disposition (or agreement to dispose) of any nature or kind whatsoever of any property or of any right, title or interest in or to any property in accordance with this Agreement, but does not include the payment of a dividend, and the verb “Dispose” has a correlative meaning.

"DMT” means a Tonne of Concentrates without any moisture content.

"Early Termination Amount” has the meaning set forth in Section 15.4(b).

“Early Termination Date” has the meaning set forth in Section 15.4(a).

"Ecuador Collateral Agent” means Anefi S.A. Administradora de Fondos y Fideicomisos, in its capacity as collateral agent for the Purchasers’ Agent and the Purchasers hereunder, or any successor Ecuador Collateral Agent.

“Ecuador Trustee” means Fideval S.A. Administradora de Fondos y Fideicomisos, a corporation (sociedad anónima) existing under the laws of Ecuador, and its successors and assigns.

"Encumbrance” means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, contractual right of set-off, consignment, lease, hypothecation, security interest, including a purchase money security interest, or other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer", “Encumber” and “Encumbered” shall have corresponding meanings.

“ETA” has the meaning set forth in Section 3.13.

"Event of Default” means any of a Seller Event of Default or Purchaser Event of Default.

“Event of Force Majeure” means any cause, event or circumstance, whether foreseeable or unforeseeable, suffered by Seller which is not within its reasonable control, and includes, without limitation:

(a)	acts of God, nature, or the elements, including wind, ice and other storms, lightning, floods, earthquakes, volcanic eruptions, landslides, explosions and fires, sink holes, drought or other adverse weather condition;

(b)	strikes, lockouts, labor disputes and other industrial disturbances, including unavailability of power, water and other items necessary for production, (however arising and whether or not employee demands are reasonable or within the power of Seller to grant), or damage to port/harbour or loading/discharging facilities, it being acknowledged that the settlement of strikes, lockouts, and other labor disturbances depends upon the agreement of employees and other third parties and therefore is not wholly within the discretion of Seller;

(c)	war or the consequence thereof (whether declared or not, or civil or international), acts or serious threats of sabotage or terrorism, riot, civil war, blockade, insurrection, acts of public enemies, invasion, civil strife or mob violence, trade sanctions, revolution, embargo, prohibition of import or export;

(d)	pandemic, epidemic, or quarantine (whether or not government imposed) of general application; and

(e)	any Governmental Body imposes or enforces formal or de facto restrictions on export of metal applicable to the Seller or the Project.

“Excluded Assets” means (i) any Subsidiary of Solaris that does not hold any direct or indirect interest in any Project Property or in any entity that has an interest in any Project Property, and (ii) any assets that are not related to, used by or otherwise connected to the Project.

“Expropriation Event” means, with respect to any Project Property (including any rights to use the Project Property) or equity interests in any Seller Group Entity or intercompany debt issued by any Seller Group Entity, any action or series of actions, omission or series of omissions, that has the effect of

(a)	(i) a taking, seizure, confiscation, requisition, exercise of rights of eminent domain, public improvement, inverse condemnation, condemnation, expropriación, ocupación temporal or similar action or threat of any such action of or proceeding by a Governmental Body or other Person of all or a material portion of the Project or the assets of a Seller Group Entity or any equity interests of, or intercompany debt issued by, a Seller Group Entity, (ii) any assumption by a Governmental Body of control of all or a material portion of the Project or the assets or Business or any of a Seller Group Entity’s equity interests or intercompany debt issued by a Seller Group Entity or (iii) any taking or any action by a Governmental Body for the dissolution or disestablishment of a Seller Group Entity;

(b)	actually depriving Solaris or the Seller whether de jure or de facto by the implementation of Applicable Law of Ecuador or actions by Governmental Bodies in Ecuador of its rights necessary to (A) develop the Project, (B) regularly receive and maintain proceeds in U.S. Dollars, (C) hold bank accounts and/or bullion accounts outside of Ecuador, or (D) make any payments required to be made under the Offtake Documents in U.S. Dollars outside of Ecuador;

(c)	causing the unjustified termination of the mining titles by a Governmental Body of Ecuador;

(d)	causing any exploitation agreement entered into between a Seller Group Entity and a Governmental Body of Ecuador with respect to the Project to be terminated or cancelled in whole or in part;

(e)	causing any material rights of Solaris under or in respect of the mining titles or the investment protection agreement, or a material portion of the scope of the exploitation agreement to be, (A) abrogated, cancelled or terminated or (B) declared void, invalid or unenforceable, or (C) unilaterally modified, in each case, by Governmental Bodies in Ecuador; or

(f)	causing the Ministry of Energy and Mines of Ecuador to be in breach of or otherwise be in default of any material obligation under any exploitation agreement entered into between a Seller Group Entity and a Governmental Body of Ecuador with respect to the Project and such breach or default shall continue beyond any applicable grace period provided for therein, and Ministry of Energy and Mines of Ecuador has not proposed a remediation plan acceptable to the Purchasers’ Agent (acting reasonably); or

(g)	a decision of a Governmental Body with respect to any of the events described in clauses (a) through (f), to the extent such decision has not been stayed within thirty (30) days of adoption or issuance.

"Final Analysis” means the final analysis of the Concentrates determined in accordance with Sections 9.2 and 9.4.

"Final Invoice” means the final invoice issued by the Seller pursuant to Section 7.4.

"Final Payment” has the meaning set forth in Section 7.4(c).

"First Contract Year” means the period commencing on the Start-up Date and ending on the immediately following December 31.

"First Provisional Invoice” has the meaning set forth in Section 7.2(a).

“First Provisional Payment” has the meaning set forth in Section 7.2(a).

“Floor” means 2.00% per annum.

“Forecast Metals Prices” means published Selected Commodity Analysts’ consensus annual future prices for copper and gold, as applicable. Where such term is used herein, the reference to consensus prices shall be determined based on the most recent forecast published by such Persons.

"Gains” means, with respect to a Party, an amount equal to the present value of the economic benefit, if any (exclusive of Costs) to it resulting from the termination of its obligations with respect to a Terminated Transaction, determined in commercially reasonable manner.

"Gold Refining Charge” means the charge for refining any Payable Gold present in the Concentrates, for a given Contract Year, as set forth in an Annual Supplement.

"Gold Shortfall Amount” means any negative variance in the total ounces of Payable Gold delivered to the Purchasers in a Contract Year and the total Annual Minimum Gold Delivery Quantity due to the Purchasers in such Contract Year.

"Good Industry Practice” means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill, care, prudence, oversight and stewardship which is commonly observed or would reasonably be expected to be observed by skilled and experienced professionals in the Canadian and U.S. mining industries engaged in the same type of undertaking under the same or similar circumstances and giving consideration to local and regional conditions and circumstances.

"Governmental Body” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange.

"Guarantee” means, with respect to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any indebtedness, letter of credit, lease, dividend or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such Person, or in respect of which such Person is otherwise directly or indirectly liable, including any such obligation in effect guaranteed by such Person through any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet or other financial condition of the obligor of such obligation (including keep-well covenants), or to make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the lender of such obligation will be protected against loss in respect thereof. The amount of any guarantee shall be equal to the outstanding principal amount of the obligation guaranteed or such lesser amount to which the maximum exposure of the guarantor shall have been specifically limited.

"Guaranteed Obligations” has the meaning set forth in Section 18.1.

"Guarantors” means collectively, Solaris, LCH, and any other Person other than the Seller (now or hereafter formed or acquired) that acquires an interest, directly or indirectly, in Seller or the Project and "Guarantor” means any one of them, as the context may require.

“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

“Inchoate Lien” means, with respect to any property or asset of any Person, the following liens:

(a)	any lien for Taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings and for which a reasonable reserve has been made in accordance with IFRS; and

(b)	undetermined or inchoate liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to law against such Person’s property or assets or which relate to obligations not due or delinquent.

“Independent Surveyor” means with respect to Parcels delivered to (i) a main Chinese smelter port, CIQ, SGS Nederland B.V., or CCIC, and (ii) any other ports, any of SGS Nederland B.V., AH Knight International Ltd, Alex Stewart (International) Corporation Ltd., or Bureau Veritas Commodities UK Ltd., as agreed between Seller and Purchasers’ Agent, or in each case any other independent third party surveyor and assayer acceptable to Seller and Purchasers’ Agent, in accordance with accepted practices.

"Insolvency Event” means, in respect of any Person, any of the following events:

(a)	that Person becomes insolvent, or suffers or consents to or applies for the appointment of a receiver, trustee, custodian or liquidator of itself or any of its property, or is generally unable to or fails to pay its debts as they become due, or makes a general assignment for the benefit of creditors;

(b)	that Person files a voluntary petition in bankruptcy, or seeks to effect a plan or other arrangement with creditors or any other relief under any Applicable Law with respect to bankruptcy, reorganization or granting relief to debtors, whether now or hereafter in effect;

(c)	any involuntary petition or proceeding pursuant to any Applicable Law relating to bankruptcy, reorganization or other relief for debtors is filed or commenced against that Person and is not dismissed, stayed or vacated within 60 days thereafter;

(d)	that Person is adjudicated bankrupt, or an order for relief is entered by any court of competent jurisdiction under any Applicable Law relating to bankruptcy, reorganization or other relief for debtors;

(e)	any expropriation, attachment, sequestration, distress or execution affects all or substantially all of its assets; or

(f)	that Person takes any corporate action authorizing or in furtherance of any of the foregoing.

"Intercreditor Agreements” means, collectively, the Credit Intercreditor Agreement and the Offtake Intercreditor Agreement.

“Interest Payment Date” means the last Business Day of each calendar month.

“Interest Period” means, initially, the period commencing on the date of the applicable late payment and ending on the last calendar day of that month (which for the purpose of determining Term SOFR for the initial Interest Period shall be deemed to be a one month period); and thereafter, each period commencing on the Interest Payment Date relating to the prior Interest Period and ending on the calendar day prior to the Interest Payment Date related to the then current Interest Period; provided that, in any case, the last Interest Period with respect to any late payment shall end on the last day of the Term or the day of payment in full of such late payment.

“Interest Rate” means a floating rate of interest equal to Adjusted Term SOFR plus 5.0% per annum.

"Interim Price” has the meaning set forth in Section 6.5.

“Last Contract Year” means the calendar year in which the Term comes to an end.

"LBMA” means the London Bullion Market Association and its successor organizations.

"LCH” has the meaning set forth in the Preamble.

"LME” means the London Metal Exchange Limited, a company incorporated under the laws of England and Wales.

"LME Grade A Settlement” means the LME Official Settlement Price for cash for Grade A Copper Cathodes, in Dollars as published by the LME on its website – www.lme.com/copper.asp.

"Local Holidays” means the national or customary local holidays customarily not worked by the office personnel at the relevant Discharge Port.

"Losses” means any and all damages, claims, losses, diminution of value, liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees). Losses shall not include consequential, special, exemplary, indirect, incidental or punitive damages or loss of opportunity except to the extent such losses are awarded to a third party in connection with a claim by a third party.

"Lot” means a lot of approximately 500 WMT taken from a Parcel.

"Majority Purchaser” means, at any time, one or more Purchasers holding in the aggregate a Purchaser’s Share greater than 66 2/3% or as otherwise agreed to by each of the Purchasers.

"MCP” means a main China smelter port of discharge for copper concentrates.

"MEP” means any of the following European smelter ports of discharge for copper concentrates: Ronnskar, Sweden, Pori, Finland, Brunsbuttel, Germany, Huelva, Spain and Bourgas, Bulgaria or any other European port by mutual agreement between the Parties.

"MJP” means any of the following Japanese smelter ports of discharge for copper concentrates: Hibi, Naoshima, Niihama, Onahama and Saganoseki or any other Japanese port by mutual agreement between the Parties.

"MKP” means the port of Onsan, South Korea or any other South Korean port by mutual agreement between the Parties.

"Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, produced, extracted or otherwise recovered from the Project Real Property, and including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Project Real Property, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including doré.

"Molybdenum Collateral Agents” means OMF Fund IV SPV E LLC, in its capacity as collateral agent for the Molybdenum Purchasers and Anefi S.A. Administradora de Fondos y Fideicomisos, in its capacity as Ecuador collateral agent for the Molybdenum Purchasers.

“Molybdenum Offtake Agreement” means the molybdenum concentrates offtake agreement to be entered into among the Seller, as seller, Solaris and LCH, as guarantors, the Molybdenum Purchasers’ Agent, the Molybdenum Collateral Agents and the Molybdenum Purchasers from time to time party thereto.

“Molybdenum Purchasers” means the Persons party to the Molybdenum Offtake Agreement from time to time as purchasers.

"Molybdenum Purchasers’ Agent” means OMF Fund IV SPV E LLC, in its capacity as purchasers’ agent for the Molybdenum Purchasers under the Molybdenum Offtake Agreement and any successor or replacement agent thereunder in accordance with the terms thereof and hereof.

“Month of Estimated Shipment” means with respect to each Parcel, the calendar month during which such Parcel is estimated to be shipped from the Port of Loading as set forth in the Annual Schedule.

“Month of Scheduled Shipment” means with respect to each Parcel, the calendar month during which such Parcel is scheduled to be shipped from the Port of Loading as declared by the Seller no later than 60 days prior to such month.

“Month of Shipment” means with respect to each Parcel, the calendar month during which such Parcel is actually shipped from the Port of Loading as evidenced by the ocean bill of lading.

"Monthly Production Report” means a written report in relation to a calendar month with respect to the Project, to be prepared by or on behalf of the Seller for each month, which contains:

(a)	the Tonnes and estimated grade of all Minerals mined during such month;

(b)	the Tonnes and estimated grade of Minerals processed during such month;

(c)	the recoveries of Cu, Au and Ag in the Concentrates; and

(d)	the aggregate number of DMT of Concentrates shipped during such month.

“National Instrument 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (or any successor instrument, rule or policy).

“Non-Defaulting Party” has the meaning set forth in Section 15.4(a).

“Notice of Readiness” or “NOR” has the meaning set forth in Section 3.6(a).

“Notification Date” means, in relation to any matter to be submitted to Referees in accordance with this Agreement, the date on which the first of the Purchasers or the Seller notifies the respective other Party with details of the Person it proposes to appoint as the single Referee pursuant to Section 11.1.

"Obligations” means all indebtedness, liabilities and other obligations owed to the Collateral Agent, the Purchasers’ Agent and the Purchasers hereunder or under any other Offtake Document, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising.

"Objection Notice” has the meaning set forth in Section 2.3(b).

"OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

"Office Hours” at the Discharge Port means on Monday through Friday, from 08:00 to 17:00 local time unless local working hours are more extensive, in which case local hours shall be taken and agreed between the Parties.

"Off-Spec Concentrates” has the meaning set forth in Section 2.3(a).

"Offtake Agreements” means this Agreement and the Molybdenum Offtake Agreement.

"Offtake Document” means, collectively, this Agreement, the Security Documents, the Offtake Intercreditor Agreement and all other agreements, instruments and documents from time to time (both before and after the date of this Agreement) delivered to the Purchasers or the Purchasers’ Agent for the benefit of the Purchasers in connection with this Agreement or the other Offtake Documents or the Collateral Agent for the benefit of the Purchasers in connection with this Agreement or the other Offtake Documents.

"Offtake Intercreditor Agreement” means the pari passu intercreditor agreement to be entered into among, inter alios, the Purchasers’ Agent on behalf of the Purchasers, the Molybdenum Purchasers’ Agent on behalf of the Molybdenum Purchasers, the Collateral Agents, the Molybdenum Collateral Agents and the Seller Group Entities, as the same may be amended, modified, supplemented or replaced from time to time.

“Offtake Percentage” means the greater of (i) 20% of the Concentrates produced from the Project in each Contract Year, and (ii) the percentage of production of Concentrates required to deliver a minimum 30,000 Tonnes of Payable Copper in each Contract Year, pro-rated for each of the First Contract Year and Last Contract Year.

"Ounce” or “ounce” means a troy ounce of 31.1035 grams.

“Parcel” means the quantity of Concentrates delivered to the Purchasers on a single vessel.

"Party” or “Parties” means the Purchasers, the Purchasers’ Agent, the Seller and the Guarantors.

“Payable Copper” has the meaning set forth in Section 6.2.

"Payable Copper Price” means the meaning set forth in Section 6.2.

"Payable Gold” has the meaning set forth in Section 6.3.

"Payable Gold Price” has the meaning set forth in Section 6.3.

"Payable Silver” has the meaning set forth in Section 6.3.

"Payable Silver Price” has the meaning set forth in Section 6.3.

"Payable Metals” means Payable Copper, Payable Gold and Payable Silver.

"Penalties” means the penalty rates applicable to the Penalty Elements, if any, in the Concentrates for a given Contract Year, as set out in the Annual Supplement.

"Penalty Elements” means any element which may be present in Concentrates for which a penalty rate has been, or is to be, assessed.

"Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Permitted Asset Disposition” means, as at any particular time, Dispositions permitted under Article 16 and a sale, transfer or other Disposition of:

(a)	tangible personal property that is no longer required in the conduct of the Business or is being replaced;

(b)	any Excluded Assets;

(c)	assets of Guarantor to another Guarantor, provided that they are subject at all times to the Security;

(d)	assets of the Seller Group Entities that are not Project Property, provided that any disposition of such assets is made on arm’s length terms for a purchase price consisting solely of cash and/or publicly-traded securities;

(e)	Minerals, in accordance with the Offtake Agreements or otherwise in the ordinary course of business pursuant to one or more sales contracts with third party purchasers of copper concentrate or molybdenum concentrate, which are on arms length terms and in compliance with the terms of this Agreement; and

(f)	any Abandonment Property in accordance with Section 13.4 of this Agreement.

“Permitted Encumbrances” means, in respect of any Collateral or Excluded Asset, any of the following:

(a)	Encumbrances arising from court or arbitral proceedings or any judgment rendered, claim filed or registered related thereto, provided that the judgment or claim secured thereby are being contested in good faith by such Person, adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS, execution thereon has been stayed and continues to be stayed and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Seller Group Entity;

(b)	good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such Encumbrances do not materially impair the operation of the Business of any Seller Group Entity;

(c)	Encumbrances made or incurred in the ordinary course of business to secure (i) workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law, order, and public and statutory obligations, or (ii) the discharge of Encumbrances or claims incidental to construction and mechanics’, miners’ warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Encumbrances, provided such Encumbrances do not materially impair the operation of the Business of any Seller Group Entity;

(d)	any development or similar agreements concerning real property of such Person entered into with a Governmental Body or public utility from time to time which do not and will not in the aggregate materially and adversely affect the Security or materially detract from the value of such property or materially impair its use in the operation of the business of such Person, and which are not violated in any material respect;

(e)	any Inchoate Lien;

(f)	such minor defects as may be revealed by an up to date plan of survey of any property and any minor registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights in land granted to or reserved by other Persons, rights of way for sewers, electric lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real property which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions do not in the aggregate materially detract from the value of the said properties or materially impair their use in the operation of the business of such Person;

(g)	security or deposits given to a public utility or any Governmental Body when required by such utility or Governmental Body pursuant to any Project Property agreement, or in connection with the operations of such entities and in the ordinary course of their business;

(h)	the Security;

(i)	Encumbrances securing Purchase Money Obligations and Capitalized Lease Obligations relating solely to the acquisition of mobile equipment necessary for the development, construction or operation of the Project, provided that the aggregate of the indebtedness outstanding at any time in respect of the Purchase Money Obligations and Capitalized Lease Obligations referred to in this paragraph (i) shall not exceed $[REDACTED – Commercially Sensitive Information.]; and provided that such Encumbrances extend only to the property clearly and individually identified as acquired or financed thereby (including the proceeds of such property) and no recourse is available to any other assets of any Seller Group Entity;

(j)	Encumbrances for Taxes, assessments or governmental charges or levies not at the time due or delinquent provided that the claims secured thereby are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Seller Group Entity;

(k)	Encumbrances and charges incidental to construction or current operations (including, without limitation, carrier’s warehouseman’s, mechanics’, miners’, materialmen’s and repairmen’s liens) that have not at such time been filed pursuant to law or which relate to obligations not due or delinquent provided that the claims secured thereby are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Seller Group Entity;

(l)	the right reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit acquired by a Seller Group Entity or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof, provided such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Seller Group Entity;

(m)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Body and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Seller Group Entity;

(n)	Encumbrances on Concentrates or Minerals or the proceeds of sale of such Concentrates or Minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing only the payment of a Seller Group Entity’s respective portion of the fees, costs and expenses attributable to the processing of such Concentrates or Minerals under any such processing or refining arrangement, but only insofar as such Encumbrances relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Seller Group Entity;

(o)	Encumbrances securing the obligations under the Credit Agreement, provided that such Encumbrances are subject to the Credit Intercreditor Agreement;

(p)	Encumbrances securing the obligations under the Molybdenum Offtake Agreement, provided that such Encumbrances are subject to the Offtake Intercreditor Agreement;

(q)	Encumbrances securing Permitted Senior Debt, provided that such Encumbrances are subject to an intercreditor agreement, in form and substance satisfactory to the Purchasers’ Agent, acting reasonably; and

(r)	other Encumbrances agreed to in writing by the Majority Purchasers;

provided, however, that no Encumbrance described in (a) through (m) above shall constitute a Permitted Encumbrance if it was incurred in connection with the borrowing of money.

"Permitted Senior Debt” means indebtedness for borrowed money which is incurred by one or more Seller Group Entities; provided that: (a) prior to the commencement of construction of the Project : (i) the principal amount of such indebtedness shall not be greater than $[REDACTED – Commercially Sensitive Information.]; (ii) such indebtedness is used in connection with the Project or Project costs (or for the refinancing of indebtedness used in connection with the Project or Project costs); and (iii) the interest rate margin applicable to such indebtedness shall not exceed 300 bps above the highest interest rate margin in the Credit Agreement, (b) during construction of the Project until the commencement of commercial production, such indebtedness is primarily used to pay Project costs, and (c) following the commencement of commercial production, such indebtedness may be used for any purpose of the Seller Group Entities.

"Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Bodies or any other type of organization or entity, whether or not a legal entity.

"Port of Loading” means such port as may be selected by the Seller as notified to the Purchasers’ Agent.

"Price Participation” has the meaning set forth in the definition of Annual Benchmark Terms.

"Project” means the Warintza copper project in southeastern Ecuador and including the exploration, construction, development, mining, production, processing, recovery, sale, transportation, storage and delivery operations in respect thereof, as further described in Schedule 1.1(a).

"Project Property” means all of the property, assets, undertaking and rights of the Seller Group Entities in and relating to the Project, whether now owned or existing or hereafter acquired or arising, including real property, personal property and mineral interests, and specifically including, but not limited to: (i) the Project Real Property; (ii) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property; (iii) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (iv) all books and records of the Seller Group Entities related to any of the foregoing.

"Project Real Property” means all real property interests, all patented or unpatented mining claims, mineral leases and other mineral rights, mineral claims and interests, and all surface access rights held by any of the Seller Group Entities relating to the Project, and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body. “Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, patented or unpatented mining claims, mineral leases, mineral rights, mineral claims or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by any Seller Group Entity at any time during the Term of this Agreement, whether or not such ownership or interest is held continuously.

"Purchase Money Obligations” means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property, or any refinancing of such indebtedness or outstanding balance.

“Purchaser Events of Default” has the meaning set forth in Section 15.3.

“Purchaser’s Share” means, at any time, in respect of each Purchaser, the percentage set forth next to each Purchaser in Schedule 1.1(b), as may be updated from time to time in accordance with this Agreement.

“Purchasers” means the Purchasers party hereto from time to time as set forth in Schedule 1.1(b), as may be updated from time to time in accordance with this Agreement and “Purchaser” means any one of them, as the context so requires.

“Purchasers’ Agent” means OMF Fund IV SPV E LLC, in its capacity as agent for the Purchasers under this Agreement, or any successor Purchasers’ Agent appointed by the Majority Purchasers in accordance with Section 20.3.

“Qualified Assignee” means an entity that (i) is not a Sanctioned Person, (ii) is not a fund or other entity whose primary business is investing in distressed debt and distressed assets; and (iii) in the opinion of the Purchasers’ Agent, acting reasonably, has the financial resources to satisfy the assigned obligations under this Agreement.

“Quotational Period” means any of the periods for the calculation of the Payable Copper Price, Payable Gold Price and Payable Silver Price determined pursuant to Section 6.6.

“Receiving Parties” has the meaning set forth in Section 22.1(a).

“Receiving Works” means the premises of the Purchasers’ final customer for the Concentrate.

“Referees” has the meaning set forth in Article 11.

“Reference Lenders” means any Schedule I Lender(s) selected by the Purchasers’ Agent, in its discretion, as being in the opinion of the Purchasers’ Agent, acting reasonably, representative of Schedule I Lenders.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“Representative” has the meaning set forth in Section 8.1(b).

“Sanctioned Person” means, (a) any Person listed in any sanctions-related list of designated Persons published and maintained by Global Affairs Canada or Public Safety Canada, (b) any Person named on the list of Specially Designated Nationals published and maintained by OFAC, or (c) a Person named on the Consolidated List of individuals published and maintained by United Nations Security Council.

“Schedule I Lenders” means chartered banks listed on Schedule I to the Bank Act (Canada).

“Second Provisional Invoice” has the meaning set forth in Section 7.2(a).

“Second Provisional Payment” has the meaning set forth in Section 7.2(a).

“Security” means the Encumbrances granted in favour of the Collateral Agent pursuant to the Security Documents.

“Security Documents” means any Guarantees in favour of the Purchasers’ Agent in respect of the Obligations, and any security documents held from time to time by the Purchasers’ Agent or Collateral Agent securing or intended to secure repayment of the Obligations, including, without limitation, the security described in Article 19.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval operated by the Canadian Securities Administrators.

“Selected Commodity Analysts” means the respective division, group or entity of each of the following, which is responsible for forecasting metal prices for copper, gold and silver: Bank of America, Barclays, BMO Capital Markets, Canaccord Genuity, CIBC World Markets, Credit Suisse, Deutsche Bank, Exane BNP Paribas, HSBC, Jefferies, JP Morgan, Macquarie, Morgan Stanley, National Bank Financial, RBC Capital Markets, Scotiabank, TD Securities and UBS, provided that any of the foregoing that has not published a forecast for the applicable metal(s) prior to the end of the last calendar quarter shall be excluded with respect to such metal(s) and the foregoing list may be updated by the Parties, acting reasonably, in writing from time to time in order to remove and replace any institution that ceases to publish the relevant information.

“Seller” has the meaning set forth in the Preamble.

“Seller Events of Default” has the meaning set forth in Section 15.2.

“Seller Group Entities” means Seller, LCH and Solaris and any Person that becomes a Guarantor hereunder, and “Seller Group Entity” means any of them individually.

“Share Pledge Agreements” means one or more agreements pursuant to which each Guarantor pledges its equity interests in any Seller Group Entity in favour of the Collateral Agent.

“Shipping Documents” has the meaning set forth in Section 7.2(a).

“Shortfall Cash Settlement Payment” has the meaning set forth in Section 2.2.

“Shortfall Copper Price” means (i) if the Copper Shortfall Amount is greater than 7,500 Tonnes, the average Payable Copper Price during the applicable Contract Year, and (ii) if the Copper Shortfall Amount is less than or equal to 7,500 Tonnes, the weighted average of the Payable Copper Price paid by the Purchasers on actual deliveries of Payable Copper in the applicable Contract Year.

“Shortfall Gold Price” means (i) if the Copper Shortfall Amount is greater than 7,500 Tonnes, the average Payable Gold Price for the applicable Contract Year, and (ii) if the Copper Shortfall Amount is less than or equal to 7,500 Tonnes, the weighted average of the Payable Gold Price paid by the Purchasers on actual deliveries of Payable Gold in the applicable Contract Year.

“Shortfall Silver Price” means (i) if the Copper Shortfall Amount is greater than 7,500 Tonnes, the average Payable Silver Price for the applicable Contract Year, and (ii) if the Copper Shortfall Amount is less than or equal to 7,500 Tonnes, the weighted average of the Payable Silver Price paid by the Purchasers on actual deliveries of Payable Silver in the applicable Contract Year.

“Silver Refining Charge” means the charge for refining any Payable Silver present in the Concentrates, for a given Contract Year, as set forth in an Annual Supplement.

“Silver Shortfall Amount” means any negative variance in the total ounces of Payable Silver delivered to the Purchasers in a Contract Year and the total Annual Minimum Silver Delivery Quantity due to the Purchasers in such Contract Year.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Solaris” has the meaning set forth in the Preamble.

“Solaris Change of Control” means;

(a)	any Person or Persons acting jointly or in concert (within the meaning of the Securities Act (Ontario)) acquires, together with all other voting shares held by such Person or Persons, control or direction over 50% of the outstanding voting shares of Solaris, or otherwise acquires the ability to elect a majority of the Board; or

(b)	the occupation of a majority of the seats (other than vacant seats) on the Board by Persons who were neither (a) nominated by the Board nor (b) appointed by directors so nominated; or

(c)	the acquisition of direct or indirect Control of Solaris, LCH or Seller by any Person or group of Persons acting jointly or otherwise in concert; or

(d)	the Disposition of all or substantially all or any substantial portion of the assets of Solaris, LCH or the Seller, taken as a whole, except to another Guarantor; or

(e)	any Subsidiary of Solaris which is a Guarantor ceases to be a wholly-owned Subsidiary of Solaris, except in connection with a reorganization solely involving Solaris or any of its Subsidiaries; or

(f)	Richard Warke fails to maintain direct or indirect ownership, control and direction of at least [REDACTED – Commercially Sensitive Information.]% (on an undiluted basis) of the outstanding voting shares of Solaris as a result of his direct or indirect sale or other disposition of his interest in such voting shares in Solaris; or

(g)	Solaris or any of its Subsidiaries, as applicable, takes any actions to effect any of the foregoing.

“Solaris CoC Notice” has the meaning set forth in Section 15.5.

“Solaris CoC Termination Notice” has the meaning set forth in Section 15.5.

“Solaris CoC Termination Payment” has the meaning set forth in Section 15.5.

“Splitting Limits” has the meaning set forth in Section 9.2(c).

“Start-up Date” means the day that is 60 days prior to the first day of the Month of Estimated Shipment with respect to the first Parcel to be delivered hereunder.

“Submission Period” has the meaning set forth in Section 11.2.

“Subsidiary” means with respect to any Person, any other Person which is Controlled directly or indirectly by that Person, and “Subsidiaries” means all of such other Persons.

“Tax” means any tax, levy, tariff, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Term” has the meaning set forth in Section 15.1.

“Terminated Transaction(s)” has the meaning set forth in Section 15.4(b).

“Termination Losses” means, with respect to a party, an amount equal to the present value of the economic loss, if any, (exclusive of Costs) to it resulting from the termination of its obligations with respect to a Terminated Transaction, determined in a commercially reasonable manner. The Non-Defaulting Party will determine its Losses as of the relevant Early Termination Date, or, if that is not reasonably practicable, as of the earliest date thereafter that is reasonably practicable.

“Term SOFR” means for any Interest Period, the Term SOFR Reference Rate for a tenor comparable to the Applicable Tenor for an Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the Applicable Tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and provided, further, that if Term SOFR determined as provided above shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

“Term SOFR Adjustment” means a percentage equal to 0.15% per annum.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Purchasers’ Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Third Parties” has the meaning set forth in Section 22.1(a)(i).

“Tonne” means a metric Tonne equal to 1,000 kilograms or 2,204.62 pounds avoirdupois.

“Total Compensation” has the meaning set forth in Section 6.1.

“Transferee” has the meaning set forth in Section 15.5(b).

“Umpire” has the meaning set forth in Section 9.3(a).

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unit” means a unit in which any chemical assay of Concentrate is expressed as one percent of the net dry weight of Concentrate.

“U.S. Base Rate” for any day, means a rate per annum equal to the highest of: (a) the average annual rate of interest (however designated) of the Reference Lenders used for determining interest chargeable by them on U.S. Dollar commercial loans made in Canada in effect on such day; (b) the Federal Funds Effective Rate in effect on such day plus 0.50% (c) Adjusted Term SOFR for a one-month tenor in effect on such day plus 1.00% and (d) the Floor. Any change in the U.S. Base Rate due to a change in the Reference Lenders’ quoted rates or the Federal Funds Effective Rate or Adjusted Term SOFR shall be effective as of the opening of business on the day such quoted rates become effective.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“Weather Working Day of 24 Consecutive Hours” means a Working Day of 24 hours during which it is or, if the vessel is still waiting for her turn, it would be possible to discharge the Parcels without interference due to the weather.

“WMT” means a Tonne of Concentrates including moisture content.

“Working Day” means any day or part day which is not a holiday during which the stevedores and other workers at the relevant Discharge Port are working.

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specifically provided or unless the context otherwise requires:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to a “clause”, “Section” or “Schedule” followed by a number or letter refer to the specified clause or Section of or Schedule to this Agreement;

(c)	references to a Party in this Agreement mean the Party or its successors or permitted assigns;

(d)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(e)	words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;

(f)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(g)	unless specified otherwise, in this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 pm (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 pm (Toronto time) on the next Business Day;

(h)	whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day;

(i)	references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement; and

(j)	references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to.

1.3	Currency and Manner of Payment

All references in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to United States dollars. All payments made by the Parties to each other under this Agreement shall be made in such currency in immediately available funds by means of electronic transfer to the account designated by the recipient Party in writing from time to time.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Paramountcy

(a)	Notwithstanding any other provision of this Agreement or any Offtake Document, in the event of a conflict or any inconsistency between the provisions of this Agreement and the provisions of any other Offtake Document (other than the Intercreditor Agreements), the applicable provisions of this Agreement shall prevail and govern.

(b)	In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Intercreditor Agreements, the provisions of the Intercreditor Agreements shall prevail and be paramount. If any covenant, representation, warranty or event of default contained in any other Offtake Document is in conflict with or is inconsistent with a provision of this Agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this Agreement relating to the same specific matter.

Article 2
PRODUCT

2.1	Purchase and Sale of Concentrates; Information Exchange Pre-Commercial Production

The Seller hereby agrees to sell to each Purchaser, and each Purchaser hereby agrees to purchase from the Seller, the Purchaser’s Share of the Offtake Percentage of all Concentrates produced at or from the Project in each Contract Year, all on the terms and conditions of this Agreement, including Section 2.2. The Seller agrees to provide information to Purchasers’ Agent concerning the likely or expected chemical specifications of the Concentrate as the same shall become available to the Seller, to allow for a suitable amount of time to determine the marketing plan for the Concentrate. In addition, the Seller shall consult with Purchasers’ Agent with respect to matters of concern regarding the anticipated chemical specifications in furtherance of Purchasers’ Agent’s understanding of the Concentrate. Such consultation shall occur on a request made by Purchasers’ Agent.

2.2	Minimum Concentrate Sales

Upon the commencement of sales of Concentrate produced at or from the Project, the Seller shall be obligated to deliver and sell to the Purchasers, in each Contract Year, at least 30,000 Tonnes of Payable Copper (“Annual Minimum Copper Delivery Amount”), plus the Annual Minimum Gold Delivery Quantity and the Annual Minimum Silver Delivery Quantity, if applicable. For each of the First Contract Year and the Last Contract Year, the Annual Minimum Copper Delivery Amount shall be adjusted proportionally to reflect the length of such Contract Year in proportion to a calendar year. In the event that in a Contract Year, the amount of Payable Copper sold to the Purchasers is less than the Annual Minimum Copper Delivery Amount, (such difference, the “Copper Shortfall Amount”), the Purchasers’ Agent shall have the option to elect by written notice within 20 days of the end of the applicable Contract Year to (i) add the Copper Shortfall Amount, the Gold Shortfall Amount and the Silver Shortfall Amount, if any, to the Annual Minimum Copper Delivery Amount, the Annual Minimum Gold Delivery Quantity and the Annual Minimum Silver Delivery Quantity, respectively, for the subsequent Contract Year (and such aggregate amounts shall be the Annual Minimum Copper Delivery Amount, the Annual Minimum Gold Delivery Quantity and the Annual Minimum Silver Delivery Quantity for such Contract Year for all purposes under this Agreement), or (ii) receive a Shortfall Cash Settlement Payment. “Shortfall Cash Settlement Payment” means a cash payment in an amount equal to (i) (A) the Copper Shortfall Amount, multiplied by (B) 2.5% of the Shortfall Copper Price, plus (ii) (A) the Gold Shortfall Amount, multiplied by (B) 2.5% of the Shortfall Gold Price, plus (iii) (A) the Silver Shortfall Amount, multiplied by (B) 2.5% of the Shortfall Silver Price. If the Purchasers’ Agent does not make an election in such 20-day period, the Purchasers shall be deemed to have selected to receive the Shortfall Cash Settlement Payment. For greater certainty, if the Annual Minimum Copper Delivery Amount is delivered in any Contract Year, there shall be no Copper Shortfall Amount, Gold Shortfall Amount or Silver Shortfall Amount.

2.3	Quality - Chemical and Physical Specification

(a)	The Seller and Purchasers’ Agent shall, as part of the negotiation of the Annual Contract Terms for the First Contract Year, agree upon the chemical specifications for the Concentrate to be sold and delivered hereunder, which shall be set out in the Annual Supplement for the First Contract Year as “Concentrate Specifications”. The Purchasers acknowledge and accept that actual assays of the Concentrates delivered hereunder may vary from the Concentrate Specifications. Notwithstanding the foregoing, if the chemical content of any Concentrates delivered hereunder materially differs from the Concentrate Specifications such that the smelting and refining process of copper smelters would be materially affected, such Concentrates shall be deemed off-spec concentrates (“Off-Spec Concentrates”). Off-Spec Concentrates includes any Concentrates which (i) have a copper content of less than 20%, (ii) contain material levels of elements, other than those elements set out in the Concentrate Specifications, that are generally considered to be deleterious to the smelting and refining processes of copper smelters, (iii) contain excessive radioactivity, (iv) do not have a composition such that 80% of the material is able to pass through an 85 micron sieve, or (v) for any Parcel of Concentrates destined for delivery to an MCP as declared by Purchasers’ Agent pursuant to Section 3.3, Concentrates which are not in compliance with the then prevailing Chinese import limits for copper concentrates.

(b)	Should the Purchasers’ Agent determine that it has received Off-Spec Concentrates, the Purchasers’ Agent shall provide Seller with written notice reasonably detailing the problem with such Off-Spec Concentrates (“Objection Notice”) and the Purchasers’ Agent and Seller shall seek in good faith to negotiate an appropriate remedy for any financial and/or technical disadvantage which the Purchaser’s Agent may suffer as a result of such Off-Spec Concentrates. If the Parties are unable to agree on an appropriate remedy, the Purchasers’ Agent shall be entitled to reject such Parcel of Concentrates.

(c)	In the event that the Purchasers’ Agent rejects a Parcel of Concentrates pursuant to this Section 2.3, Seller shall remove the Off-Spec Concentrates within 30 days after such determination or instruct the Purchasers’ Agent to remove the Off-Spec Concentrates. The Seller shall compensate Purchasers’ Agent for all costs that the Purchasers’ Agent incurred with respect to the rejected Concentrates. In the event that Seller does not remove the Off-Spec Concentrates within 30 days or does not instruct the Purchasers’ Agent to remove or dispose of the Off-Spec Concentrates, the Purchasers’ Agent shall at its discretion, have the right to remove such Off-Spec Concentrates for disposal, with all reasonable costs associated therewith to be paid by the Seller. Such costs shall include but not be limited to, vessel discharging costs, warehousing and related fees and transportation costs. The Purchasers’ Agent may, at its option, notify Seller in writing whether it wishes to set-off any monies paid for the Off-Spec Concentrates and any reasonable costs associated with storing such Off-Spec Concentrates against the cost of future shipments of Concentrates, or whether it wishes to demand immediate reimbursement for any such monies from Seller, in which instance Seller shall be obligated to pay all such monies to the Purchasers’ Agent within five (5) Business Days of delivery of an invoice detailing the above.

(d)	The Seller shall promptly advise the Purchasers’ Agent from time to time of any additional material information of which the Seller becomes aware concerning any changes in the expected chemical specifications of the Concentrates from the Concentrate Specifications.

2.4	Moisture

The moisture content of the Concentrates shall:

(a)	not exceed the maximum limit set forth by the International Maritime Organisation (IMO) Code of Safe Practice for Solid Bulk Cargoes or other governing publication superseding the aforementioned code and in force at the time of shipment for transporting Concentrate; and

(b)	at all times be high enough to avoid blowing and dusting.

Article 3
SHIPMENT, DELIVERY AND DISCHARGE CONDITIONS

3.1	Annual Schedule

The Seller shall provide the Purchasers’ Agent with an annual forecast shipping schedule of Concentrates (the “Annual Schedule”) that are required to be purchased and sold under this Agreement for each Contract Year (other than the First Contract Year) not later than 60 days prior to commencement of each Contract Year. For the First Contract Year, the Annual Schedule shall be provided no later than the Start-up Date. The Purchasers acknowledge and accept that the Annual Schedule will be an estimate only and that actual production of Concentrates and therefore the actual shipments timing may vary. The Seller shall endeavour to ensure that amounts of Concentrate shipped hereunder are evenly spaced throughout each Contract Year. Each Annual Schedule shall provide the Month of Estimated Shipment for each Parcel. The Seller shall update the Annual Schedule during the Contract Year to reflect for each Parcel the Month of Scheduled Shipment, provided that a Parcel shall not be assigned a Month of Scheduled Shipment without consultation and agreement with the Purchasers’ Agent, such agreement not to be unreasonably withheld. The Seller shall ensure that each Parcel shall be assigned a Month of Scheduled Shipment at least two months in advance of the commencement of the Month of Scheduled Shipment. Once the Seller and Purchasers’ Agent agree to a Month of Scheduled Shipment for a Parcel, the Seller shall use reasonable commercial efforts to deliver, and the Purchaser shall be obliged to take delivery of, such Parcel during such month.

3.2	Delivery

Unless otherwise agreed between the Parties in accordance with this Agreement and subject to the terms of this Agreement, the Seller shall deliver the Concentrates in Parcel sizes of no less than 10,000 DMT (+/-5% for shipping tolerance only).

Pursuant to this Agreement, and except as set forth in the remaining provisions of this Article 3, the Seller shall deliver each Parcel of Concentrates CIF Free Out (CIF FO) to smelter discharge ports in any of China (MCP), Japan (MJP), South Korea (MKP) or Europe (MEP) in the Purchasers’ Agent’s option. In the event the Purchasers’ Agent elects to have any Parcel of Concentrates delivered to a port other than an MCP, MJP, MKP or MEP or any other mutually agreed port, any additional costs or savings versus delivery to an MCP shall be for the Purchasers’ account.

3.3	Discharge Port

(a)	For each Parcel of Concentrates delivered hereunder, the Purchasers’ Agent shall declare the Discharge Port no later than 30 days before the start of the Month of Scheduled Shipment. The nomination of such Discharge Port shall be subject to the provisions of Section 8.1(a).

(b)	If the discharge of a Parcel at the Discharge Port becomes impractical through no fault of either the Seller or of the vessel or is prevented by an Event of Force Majeure, the Purchasers’ Agent may request by notice to the Seller that the relevant vessel shall proceed to an alternate safe port (an “Alternate Port”) where it can safely unload the Parcel. Promptly upon the receipt of such notice from the Purchasers’ Agent, the Seller shall direct the vessel to comply with such notice, provided that the master of the vessel judges such Alternate Port to be safe. If the vessel proceeds to the Alternate Port as a result of the circumstances described above, any additional freight and other delivery costs incurred by the Seller will be paid by the Purchasers.

(c)	The time taken for the vessel to move from the Discharge Port to the Alternate Port shall not count in Allowed Laytime or Demurrage time.

(d)	Stevedores at discharge are in the service of the Purchasers and all stevedoring and related discharge costs are for the Purchaser’s account. Damage caused by stevedores and/or lighters nominated and/or appointed by the Purchasers shall be settled directly between such stevedores and the vessel’s owner. The master of the vessel shall notify the stevedores, the operators of the loading and/or discharging facilities, the vessel’s agents, the Seller and the Purchasers’ Agent of such damages in writing immediately following the occurrence of such damage but in any event no later than 24 hours following its occurrence.

3.4	Discharging Berth

It shall be the responsibility of the Purchasers’ Agent to nominate a discharging berth at the Discharge Port and to ensure that it is safe and suitable for the vessels described in Section 3.9 where vessels may arrive, discharge and depart always afloat.

3.5	Discharging Rate; Efficient Performance

(a)	At the Discharge Port the laytime to be allowed (“Allowed Laytime”) for the discharge of a Parcel shall be determined on the basis of:

(i)	a discharging rate for each Discharge Port as set out in Schedule 2.0, per Weather Working Day of 24 consecutive hours. Should any time be used on excluded days, the actual time used shall count as laytime, unless the vessel is already on demurrage, in which event all such time shall count as time on demurrage; and

(ii)	the bill of lading weight of such Parcel in WMT,

provided that if, due to interference due to weather, it is not possible to discharge a Parcel or is not possible if work is in progress, there shall be excluded from the Allowed Laytime the period during which the weather interfered with the work.

The Allowed Laytime shall commence on the Date of Arrival in accordance with Section 3.7.

(b)	If the vessel is already on Demurrage, all time counts. In order to effect an efficient performance at the Discharge Port, the Seller shall without delay provide such information to the Purchasers’ Agent as may be reasonably required by the Purchasers’ Agent at the Discharge Port or Alternate Port including any such information relating to the vessel.

(c)	The discharge terms and conditions as set out in Schedule 2.0 shall be regularly reviewed and as necessary, updated by the Seller and the Purchasers’ Agent to reflect any changes in prevailing Discharge Port terms and conditions.

3.6	Notice of Readiness

(a)	Subject to Section 3.6(c) or unless otherwise agreed, after the vessel has cleared customs, received free pratique and arrived within harbour limits at the Discharge Port, written Notice of Readiness (such notice, the “Notice of Readiness” or “NOR”) is to be given by the master of the vessel to the Purchasers or the Purchasers’ nominated agent at the Discharge Port, in accordance with local rules and regulations of the Discharge Port, during Office Hours, that the vessel is in all respects ready to discharge the Parcel. If Notice of Readiness is tendered on a day that is not a normal Working Day at the Port of Discharge or outside of Office Hours, it shall be treated as if it had been tendered at the commencement of the next Working Day. Time lost in waiting for the berth, if any, shall count as laytime. The Seller shall appoint the vessel’s agent at the Discharge Port.

(b)	Subject to Section 3.6(c) or unless otherwise agreed, if the discharging berth is not available upon the vessel’s arrival at the Discharge Port and due to such unavailability at the Discharge Port the vessel cannot enter the Discharge Port, the master of the vessel will be entitled to tender NOR during Office Hours to the Purchasers’ Agent or the Purchasers’ nominated agent upon anchoring at the customary waiting place designated by the authority for the Discharge Port. Any time lost in waiting for the berth at the Discharge Port shall count as laytime.

(c)	If a Parcel is carried on the same vessel together with other materials to be unloaded at the Discharge Port (but at a different berth than the Parcel) belonging to other shipper(s) and such material either needs to or will for any other reason be discharged first then no NOR may be given before the vessel is ready to proceed to the next berth for discharge of the Parcel.

3.7	Allowed Laytime

(a)	Unless otherwise agreed, time for discharging to count from (i) 13:00 the same Working Day if Notice of Readiness is tendered during Office Hours before 12:00, unless discharge of cargo is commenced sooner, in which event the time actually used shall count as laytime used; and (ii) at 0800 on the next Working Day if the NOR is tendered during Office Hours at or after 12:00, unless discharge of cargo is commenced sooner, in which event the time actually used shall count as laytime used. If after berthing, the vessel is not ready in all respects to discharge the Parcel, actual time lost until vessel is ready in all respects to discharge shall not count as laytime or time on demurrage.

(b)	Once the vessel is on Demurrage, she shall remain on Demurrage until completion of discharging, however if there is any delay due to the vessel’s inability to discharge during the Demurrage period, such time shall not count as Demurrage time.

(c)	Shifting time from anchorage to the berth shall not count as laytime. Time used for initial, intermediate (if any) and final draft survey shall not count as laytime. Time lost in waiting for a berth or at the request of the port authority, moving on or off a berth or from one berth to another, shall count as laytime used. However, if such request is attributable to the vessel, time lost in moving on or off a berth or from one berth to another shall not count as laytime used. Shifting time to access holds in a vessel shall not count as laytime used.

(d)	Vessel shall open and close hatches and remove and replace beams at the vessel’s risk and expense, and the time used for such purpose shall not count as laytime.

(e)	If a Parcel is carried on the same vessel together with other materials to be unloaded at the Discharge Port (at the same berth) belonging to other shipper(s) (such other materials and the Parcel, each referred to in this Section 3.7(e) only as a ’shipment’), laytime for the discharge of the Parcel shall commence two hours after completion of discharge of the other shipment(s) unless discharging of the Parcel is sooner commenced, in which case all time used shall count as laytime. Unless otherwise agreed, if the discharge of the other shipment is completed after Office Hours, laytime for the Parcel shall commence at 08:00 hours on the next Weather Working Day, unless sooner commenced, in which case actual time used shall count as laytime. Any time waiting for a berth at the Discharge Port shall be prorated between each shipper based on the quantity of each shipment the vessel is carrying for that specific Discharge Port.

(f)	Any time lost in discharging of a Parcel on account of repairing the carrying vessel’s gears/equipment or due to the fault of the vessel owner, vessel master or their agents shall not count as laytime.

(g)	Laytime shall terminate upon completion of unloading. If Purchaser is able to arrange for discharge to commence before laytime starts, the vessel’s master shall allow such work to be done and all time actually used shall count as laytime.

3.8	Demurrage and Despatch

(a)	If a shipment of any Parcel is not discharged from the vessel within the Allowed Laytime, Demurrage shall be payable by the Purchasers to the Seller calculated per running day of 24 hours (fractions pro rata) as per terms agreed between the Purchasers and the Seller and shall be settled in the Final Invoice.

(b)	The applicable Demurrage/Despatch rates shall be as per the Charter Party as disclosed to Purchasers’ Agent at time of vessel nomination and shall be calculated on the basis of the bill of lading weight in WMT. Such Demurrage/Despatch rates shall be in line with the prevailing market standard rates applied by similar vessels carrying copper concentrates on similar voyages.

(c)	Notwithstanding Section 3.8(b), the Seller shall pay the Purchasers Despatch money for laytime saved at the Discharge Port in relation to the shipment of any Parcel, calculated per running day of 24 hours (fractions pro rata) at half of the Demurrage rate and shall be settled in the Final Invoice.

(d)	Any calculations indicating payment with respect to Demurrage or Despatch money owed to the Seller or the Purchasers, as the case may be, shall be prepared by the Seller within 2 weeks after the discharge of the vessel is complete at the Discharge Port and shall be agreed upon within 2 weeks from such date of presentation of calculations and supporting documents including time sheet and statement of facts. The Despatch/Demurrage amount shall be adjusted in the Final Invoice. If Despatch/Demurrage amount has not been agreed upon prior to the determination of the Final Invoice, such amount shall be paid to the applicable Party within 5 (five) Business Days after the Parties have agreed upon such amount.

3.9	Vessel Characteristics

(a)	For delivering Concentrates to the Discharge Port hereunder, vessels chartered by the Seller (i) shall be single deck bulk carriers, (ii) shall be classed 100-A1 at Lloyds Register of Shipping or the IACS - International Association of Classifications Societies Limited, (iii) shall comply with the International Safety Management (ISM) Code, (iv) shall be no more than 20 years old, (v) shall not be registered under a restricted flag, (vi) shall be insurable in New York, London, or other internationally recognized insurance markets, (vii) shall not have shaft tunnels in the hold, and (viii) shall have clear holds and hatchways suitable for normal grab discharge. No cargo shall be loaded in deep tanks, in bridge space, or any place not easily accessible to grabs. The performing vessel shall be suitable for unloading at the Discharge Port and shall conform to all port restrictions.

(b)	If the gears of the vessel are not working in accordance with the specifications provided by the vessel’s owner and are required for the discharging of the Parcel, then the Purchasers’ Agent and the Seller shall appoint a competent Independent Surveyor to assess the additional costs incurred in completing the discharge. Subject only to prior receipt of the Purchasers’ relevant invoice, the Seller shall deduct an amount equivalent to any amount certified by the appointed surveyor pursuant to this Section 3.9(b) from time to time from the next Final Invoice issued to the Purchasers after receipt of the Purchasers’ invoice. If no Final Invoice is issued to the Purchasers under this Agreement within 30 days of the date of the Purchasers’ invoice under this Section 3.9(b) then the Seller shall pay such invoice prior to the expiry of such period.

(c)	In no event shall any other cargo (including other copper concentrates) be stowed in the same hold as any Parcel or fraction thereof.

(d)	The Seller shall not charter a vessel from any shipping company as to which the Seller reasonably believes that, because of its financial condition, there is reasonable doubt about the ability of such company to carry out the normal execution of its shipping obligations.

3.10	Overtime

Subject to the other provisions in this Section 3.10; any overtime shall be for the account of the Party ordering the same. Officers of the vessel and crew’s overtime shall always be for the Seller’s account. If overtime is ordered by Discharge Port authorities or their representatives, the Purchasers shall pay all overtime expenses incurred as a result thereof.

3.11	Miscellaneous

(a)	The Seller shall, on the production of the relevant invoices and receipts, pay, and hold the Purchasers free and harmless from, all port charges, harbour dues, fairway dues, pilotage, crew’s expense, light dues and all other charges and dues calculated on the vessel and, in each case, customarily paid by the vessel or shipowner at the Discharge Port.

(b)	The Seller will ensure that, without cost to the Purchasers:

(i)	each vessel provides all necessary onboard lights for such vessel for night discharging; and

(ii)	subject to Section 3.10, hatches are opened and closed and any beams are removed and replaced at the vessel’s risk as necessary for or in connection with discharging. If local labour regulations at the Discharge Port prevents the vessel’s crew from opening/closing hatches and removing/replacing beams, such duties will be performed by agents for the Purchasers at the Purchasers’ cost.

(c)	Purchaser shall use best efforts to ensure that vessel holds are fully shovel cleaned upon completion of discharge and shall instruct stevedores to use best efforts to remove all Concentrates. Seller’s representative shall have the right to visually inspect the holds upon completion of discharge to ascertain that all Concentrates have been shovel cleaned from holds.

(d)	The Seller and the Purchasers agree in respect of the International Code for the Security of Ships and of Port Facilities (the “ISPS Code”) and the relevant amendments to Chapter XI of the International Convention for the Safety of Life at Sea, 1974 (“SOLAS”) and for all present and future shipments and deliveries under this Agreement to comply with the ISPS Code and accept the obligations arising out of it as hereinafter defined.

3.12	Shipping Information and Nomination of Vessel

Shipments shall be effected exclusively in bulk carriers which shall be suitable for mechanical grab discharge. Concentrates shall be stowed and trimmed as per Seller’s normal practice, provided that no Concentrates shall be loaded in areas inaccessible to grabs (e.g. bunkers, deep tanks, tunnels, manholes or shafts). The Concentrates shall be stowed separately from other cargoes in separate holds.

Seller shall nominate a vessel to the Purchasers’ Agent no less than 15 days prior to the Month of Scheduled Shipment. At the time of vessel nomination the Seller shall notify the Purchasers’ Agent of the following:

(a)	the vessel nominated for transportation of a respective Parcel;

(b)	the expected Date of Arrival and departure of such vessel at and from Port of Loading;

(c)	the expected tonnage to be loaded in the vessel;

(d)	the dimensions and draft of the vessel;

(e)	gear capacity, number of hooks and other details of the vessel;

(f)	estimated port rotation of the vessel;

(g)	estimated time of arrival of the vessel at the Discharge Port;

(h)	Despatch and Demurrage rates;

(i)	whether the relevant Charter Party is Gencon, as published by The Baltic and International Maritime Council from time to time, or otherwise.

The Seller shall obtain acceptance of the nomination of the vessel from the Purchasers’ Agent in writing prior to finalizing and booking the vessel. The Purchasers’ Agent’s acceptance/rejection of the vessel to be given within two one (1) Business Day from the date of nomination (unless such day is a Local Holiday in which case the acceptance/rejection is to be given on the first Business Day after the Local Holiday) and the Purchasers’ Agent shall act reasonably while granting or refusing such an acceptance. Once the vessel acceptance is given, any change in the details of the accepted vessel shall again be put forth to the Purchasers’ Agent for acceptance. Vessel substitution shall not be done without the prior acceptance of the Purchasers’ Agent. The Purchasers’ Agent’s acceptance/rejection of a substitute vessel shall be given within one (1) Business Day from the date the Seller notifies the Purchasers’ Agent of a proposed change (unless such day is a Local Holiday in which case the acceptance/rejection is to be given on the first Business Day after the Local Holiday). Such acceptance shall not be unreasonably withheld.

3.13	Shipping Notices

Not later than three (3) Business Days after departure of each vessel from the Port of Loading, the Seller shall notify the Purchasers’ Agent of the tonnage of Concentrates loaded as per the bill of lading, the indicative assays, the stowage plan, port rotation and the estimated Date of Arrival at the Discharge Port. The Seller shall instruct the master of the vessel to give the Purchasers’ Agent notice of the estimated time of arrival (“ETA”), at the Discharge Port on each of 10 days, 5 days, 72 hours, 48 hours and 24 hours prior to the ETA.

Article 4
TITLE AND RISK OF LOSS

4.1	Title and Risk of Loss

Title to a Parcel shall pass from the Seller to the Purchasers upon receipt by Seller of the First Provisional Payment. Risk of loss in relation to a Parcel shall pass from the Seller to the Purchasers as the Concentrate is progressively loaded on board the ocean-going vessel at the Port of Loading.

Article 5
INSURANCE

5.1	Insurance

The Seller shall arrange and pay for insurance coverage (in United States dollars) through a first class insurance company. Such coverage shall be for 110% of the value of the first Provisional Invoice amount, subject to adjustment to 110% of the value of the Final Invoice amount and for all risks (as that term is generally understood in the industry) to the extent commercially available, including riots, civil commotions, spontaneous combustion, fire or heat (even when caused from inherent vice or spontaneous combustion), and malicious damage, including Institute Cargo Clauses (A), Institute War Clauses (Cargo), Institute Strike, Riot and Civil Commotion Clauses (Cargo) and Institute Radioactive Contamination Exclusion Clauses (Cargo) and will be effective from the time that Concentrates are loaded on board vessel at the Port of Loading until the delivery and unloading of the Concentrates at the Discharge Port.

Article 6
PRICE

6.1	Compensation for Concentrates

The total compensation payable by the Purchasers to the Seller for each Parcel (“Total Compensation”) shipped hereunder shall be expressed in dollars and will be equal to the sum of:

(a)	the payments for all Payable Metals specified in Sections 6.2 and 6.3 and 6.4; less

(b)	the Deductions specified in Section 6.7.

6.2	Copper Payment

(a)	The “Payable Copper” in each DMT of Concentrate sold hereunder shall be (i) [REDACTED – Commercially Sensitive Information.].

(b)	The price paid for Payable Copper shall be 97.5% of the average of the daily official LME Grade A Settlement quotations for a metric ton of copper quoted in dollars, as published by the LME on its website (currently www.lme.com/copper.asp) during the applicable Quotational Period (the “Payable Copper Price”).

6.3	Gold Payment

(a)	The “Payable Gold” in each DMT of Concentrate sold hereunder shall be (i) [REDACTED – Commercially Sensitive Information.], (ii) [REDACTED – Commercially Sensitive Information.]; provided however that, if the Purchasers’ Agent can reasonably demonstrate to Seller that the contractual terms relating to the payability of gold (including deductions) applicable to its sales to a Receiving Works to which a Parcel of Concentrates is destined differ from those set out in this Section 6.3(a), such payability terms shall apply and shall be the Payable Gold for the purposes of this Agreement. In negotiating sales terms for a Parcel of Concentrate, the Purchasers’ Agent shall use their commercially reasonable efforts to negotiate payability terms consistent with this Section 6.3(a), and shall not negotiate different payability terms in exchange for other preferential contractual terms.

(b)	The price paid for Payable Gold shall be 97.5% of the average of LBMA AM/PM fixing price for gold quoted in Dollars, as published on the LBMA’s website (currently www.lbma.org.uk) during the applicable Quotational Period (the “Payable Gold Price”).

6.4	Silver Payment

(a)	The “Payable Silver” in each DMT of Concentrate sold hereunder shall be (i) [REDACTED – Commercially Sensitive Information.], or (ii) [REDACTED – Commercially Sensitive Information.]; provided, however that, if the Purchaser’s Agent can reasonably demonstrate to Seller that the contractual terms relating to the payability of silver (including deductions) applicable to its sales to a Receiving Works to which a Parcel of Concentrates is destined differ from those set out in this Section 6.4(a), such payability terms shall apply and shall be the Payable Silver for the purposes of this Agreement. In negotiating sales terms for a Parcel of Concentrate, the Purchasers’ Agent shall use their commercially reasonable efforts to negotiate payability terms consistent with this Section 6.4(a), and shall not negotiate different payability terms in exchange for other preferential contractual terms.

(b)	The price paid for Payable Silver shall be 97.5% of the average of the LBMA Spot Silver price quoted in Dollars, as published on the LBMA’s website (currently www.lbma.org.uk) during the applicable Quotational Period (the “Payable Silver Price”).

6.5	Pricing Basis No Longer Published or Representative

In the event that:

(a)	the LME ceases to quote a price for copper or the LBMA has ceased to quote a fixing price for gold or silver, as the case may be; or

(b)	the quotations are no longer representative of the value then being obtained by non-integrated mines for the pricing of copper and/or gold and/or silver contained in copper concentrates,

then the Parties shall use the equivalent quotation price for such commodity as made available by COMEX. In the event that the COMEX quotations are not then available or in the view of the Purchasers’ Agent or Seller not representative of the value then being obtained by non-integrated mines for copper and/or gold contained in copper concentrates then, upon written notice by the Purchasers’ Agent or the Seller to the other, the Seller and the Purchasers’ Agent shall promptly consult with each other with a view toward determining a new pricing basis consistent with the previous method for determining the Payable Copper Price and/or the Payable Gold Price and/or the Payable Silver Price, as the case may be, with respect to the Concentrates to be sold hereunder. If within 30 days of such notice the Seller and the Purchasers’ Agent fail to agree a new basis for determining such prices, the determination of the Payable Copper Price and/or the Payable Gold Price and/or the Payable Silver Price shall be referred to the Referees for resolution pursuant to Article 11.

The prices of copper and/or gold and/or silver, if quoted in any currency other than Dollars by the LBMA and/or the LME (as applicable), shall be converted into Dollars using the average daily rate published by the Federal Reserve Board of the United States over the applicable Quotational Period, for the purchase of dollars using the currency quoted by the LBMA and/or the LME, as the case may be. The average price for any such Quotational Period, shall be calculated by totalling the dollar equivalents of the daily prices and dividing such total by the number of pricing days in such period.

If either Seller or Purchasers’ Agent notifies the other pursuant to this Section 6.5, either Party shall then have the right by written notice to the other Party to have the Seller invoice provisionally at the applicable price(s) applied to the last previous shipment of Concentrates sold hereunder prior to such written notice (the “Interim Price”) and Purchasers’ Agent shall thereafter pay on the basis of the Interim Price until Seller and Purchasers’ Agent shall agree on a new pricing basis for the metal(s) concerned. Once agreement is reached pursuant to this Section 6.5, the affected quantities of Concentrates shall be promptly re-invoiced based on the new pricing basis for the metal(s) concerned.

6.6	Quotational Period

The quotational period for Payable Copper, Payable Gold and Payable Silver in each Parcel of Concentrates delivered hereunder, shall be, at the Purchasers’ Agent’s option, declared on a shipment by shipment basis by no later than the last day of the Month of Scheduled Shipment, any month in the period between (i) the month after the Month of Scheduled Shipment, and (ii) the third month following the month of the Date of Arrival of the vessel at the Discharge Port (the “Quotational Period”). Should the Purchasers’ Agent fail to declare the Quotational Period for any Parcel, the Quotational Period shall be the month after the Month of Scheduled Shipment.

6.7	Deductions

The deductions (the “Deductions”) shall be equal to the sum of the following:

(a)	Annual Copper Terms;

(b)	Gold Refining Charges and Silver Refining Charges;

(c)	Penalties, if any;

(d)	Additional ocean freight costs or savings, if any, as set out in Section 3.2; and

(e)	Other relevant pricing factors, if applicable.

6.8	Annual Contract Terms

(a)	Prior to the commencement of negotiations for the First Contract Year, the Seller shall provide the Purchasers’ Agent with the Concentrate Specifications of the Concentrates it expects to produce from the Project. The Parties shall include the Concentrate Specifications in the Annual Supplement for the first Contract Year, following which those specifications shall be the Concentrate Specifications for all Concentrate to be delivered hereunder for each Contract Year.

(b)	On or before December 15th of each Contract Year, in respect of the upcoming Contract Year, and on or before the Start-up Date in respect of the first Contract Year, the Seller and the Purchasers’ Agent shall negotiate in good faith to conclude the agreement of the Annual Copper Terms, in accordance with this Section 6.8.

(c)	Annual Copper Terms. The Annual Copper Terms for the Concentrate to be delivered in the forthcoming Contract Year shall be based on the Annual Benchmark Terms. Should the Annual Benchmark Terms for a relevant period not be quoted by CRU Group or Wood Mackenzie or the Annual Benchmark Terms as quoted by CRU Group or Wood Mackenzie are, in the reasonable opinion of either the Seller or the Purchasers’ Agent, not representative of the terms agreed between major copper mines and copper smelters in Asia, then the Purchasers’ Agent and the Seller shall in good faith exchange information from other relevant sources to determine the Annual Copper Terms for that period having due regard to the terms that have been agreed between major mines and Asian smelters.

(d)	Gold and Silver Refining Charges. The Gold Refining Charge and Silver Refining Charge payable to the Purchasers with respect to the Concentrates shall be determined by the Seller and the Purchasers’ Agent during the negotiations of the Annual Contract Terms for the first Contract Year, negotiating in good faith, and the Parties shall include the agreed upon Gold Refining Charges and Silver Refining Charges in the Annual Supplement for the first Contract Year. Such Gold Refining Charges and Silver Refining Charges shall reflect the prevailing market for copper concentrates and the gold and silver refining charges being assessed by Asian smelters at such time. Seller and Purchaser’s Agent shall annually review the Gold Refining Charges and Silver Refining Charges to determine what, if any, changes should be made to the Gold Refining Charges and Silver Refining Charges based on changes in the copper concentrate market. If Seller and Purchaser’s Agent agree any changes to the Gold Refining Charges and Silver Refining Charges at such time, such amended Gold Refining Charges and Silver Refining Charges shall be incorporated in the Annual Supplement. In the event that the Seller and the Purchasers’ Agent fail to agree appropriate Gold Refining Charges and Silver Refining Charges for the first Contract Year or fail to agree appropriate changes to the Gold Refining Charges and Silver Refining Charges for any subsequent Contract Year, the determination of the Gold Refining Charges and Silver Refining Charges shall be referred to the Referees for resolution pursuant to Article 11.

(e)	Penalties. The Penalties, if any, payable to the Purchasers with respect to the Concentrates shall be determined by the Seller and the Purchasers’ Agent during the negotiations of the Annual Benchmark Terms for the first Contract Year, negotiating in good faith, and the Parties shall include the Penalties in the Annual Supplement for the first Contract Year. Such Penalties shall reflect the prevailing market for copper concentrates and the penalties being assessed by Asian smelters at such time. Seller and Purchaser’s Agent shall annually review the Penalties to determine what, if any, changes should be made to the Penalties based on changes in the copper concentrate market. If Seller and Purchaser’s Agent agree to any changes to the Penalties at such time, such new Penalties shall be incorporated in the Annual Supplement. In the event that the Seller and the Purchasers’ Agent fail to agree appropriate Penalties for the first Contract Year or fail to agree any appropriate changes to the Penalties for any subsequent Contract Year, the determination of the Penalties shall be referred to the Referees for resolution pursuant to Article 11.

(f)	Once the Purchasers and Seller determine or agree, or a determination is made by the Referees on, the Annual Contract Terms for a Contract Year, the Purchasers’ Agent and Seller shall promptly record the terms in the Annual Supplement which shall be executed by each of the Seller and the Purchasers’ Agent and such Annual Supplement shall thereupon form part of this Agreement and be binding upon the Purchasers and the Seller. In the event the Purchasers’ Agent or Seller does not execute an Annual Supplement following the final determination of the Annual Contract Terms, the Annual Supplement shall be deemed to be accepted and agreed by all Parties and shall thereupon form part of this Agreement and be binding upon the Purchasers and the Seller.

(g)	The Annual Contract Terms for a Contract Year shall be applicable to each Parcel shipped from the Port of Loading in that Contract Year.

(h)	If in respect of any Contract Year, the Seller and the Purchasers have not determined or agreed the Annual Contract Terms and entered into the Annual Supplement for that Contract Year by:

(i)	in the case of the First Contract Year, the Start-up Date (or such later date as may be agreed by the Purchasers’ Agent and the Seller); or

(ii)	in the case of any other Contract Year, March 31 of such Contract Year (or such later date as may be agreed by the Purchasers’ Agent and the Seller),

then the determination of the Annual Contract Terms (but only for the relevant period) shall be submitted to the Referees for resolution pursuant to Article 11 (but only for that relevant period and only with regard to such factors as to which the Seller and the Purchasers have not agreed).

(i)	Until such time as the Annual Contract Terms for a Contract Year are known and determined or agreed upon between the Seller and the Purchasers or determined by a Referee pursuant to Article 11, the Annual Contract Terms applicable during the most recent Contract Year for which such terms have been agreed or determined hereunder shall be used for the purpose of the Provisional Invoices and payment thereof in that Contract Year. In the case of the first Contract Year, deliveries hereunder shall occur based on the simple average of the pricing positions of the Seller and the Purchasers’ Agent, immediately prior to the submission for Referee.

(j)	Once an Annual Supplement has been executed, or deemed executed, the payments made or due in respect of any shipments of Parcels for that Contract Year shall be adjusted retrospectively. An adjustment invoice shall be issued by the party owed the adjustment within 5 (five) Business Days after agreement or determination of the Annual Contract Terms for the relevant Contract Year based on the agreed or determined Annual Contract Terms for that Contract Year. Any payments required to be made by one Party to the other pursuant to such re-invoicing shall be made promptly within 5 (five) Business Days after the date of presentation of the adjustment invoice or invoices in the case of more than one shipment requiring readjustment.

Article 7
PAYMENT

7.1	Total Compensation

The Total Compensation for each Parcel shall be paid in accordance with the provisions of this Article 7. The Parties shall only make payments to each other to designated bank accounts pursuant to the procedures set out in Section 23.7.

7.2	First Provisional Payment

(a)	At least 10 days prior to the Date of Arrival of each Parcel at the Discharge Port, the Seller shall present to the Purchasers’ Agent the following documents in respect of such Parcel (the “Shipping Documents”):

(i)	Full set (3/3) of original, ocean bill of lading, consigned to order and blank endorsed or to a named buyer, issued as per the Purchasers’ Agent’s instructions, marked ‘freight prepaid’ or ‘payable as per Charter Party’ evidencing “clean on board” shipment from Port of Loading to Discharge Port;

(ii)	The Seller’s original signed First Provisional Invoice, the amount of which shall be calculated based on the bill of lading wet weights, Seller’s provisional moisture analysis, Seller’s provisional assays for the Parcel, and the payments for Payable Metals (less the Deductions) (“First Provisional Invoice”);

(iii)	The Seller’s certificate of preliminary assays for the Payable Metals and Penalty Elements in such Parcel, if any;

(iv)	The Seller’s certificate of provisional weight (based on ocean bill of lading weight) and moisture certificate;

(v)	Original insurance certificate drawn in accordance with Article 5 (Insurance); and

(vi)	The Seller’s certificate of origin for the Concentrates.

(b)	Within ten days after the Date of Arrival of each Parcel at the Discharge Port, the Purchasers shall make a provisional payment to the Seller equal to 90 per cent of the estimated Total Compensation (the “First Provisional Payment”) for that Parcel in accordance with this Section 7.4(c).

(c)	The ocean bill of lading weight shall be determined by draft survey for bulk shipments.

(d)	The prices of Payable Metals utilized for the purposes of the First Provisional Invoice shall be the average of the Payable Copper Price, the Payable Gold Price and the Payable Silver Price, respectively, over the last full calendar week prior to the issuance of the First Provisional Invoice. The Seller’s provisional assays and moisture shall be determined at the mine site or such other location at Seller’s discretion, provided that Purchasers’ Agent shall have the right to be present at such assay and moisture determination.

7.3	Second Provisional Payment

If the final weights, moistures, assays and/or Payable Metal prices are not known 60 days following the Date of Arrival, a second provisional payment shall be made by that Party so owing monies to the other to cover the difference between 100% of the value of the Concentrates based on the then known details and the First Provisional Payment (the “Second Provisional Payment”).

For purposes of the second provisional invoice (the “Second Provisional Invoice”), if final metal prices are not known, the Total Compensation shall be estimated based on a calculation of the Payable Copper Price, Payable Gold Price and/or Payable Silver Price using provisional metal prices equal to the average price thereof for the five market days prior to the date of the Second Provisional Invoice.

7.4	Final Payment

(a)	For the purposes of the Final Payment, the Seller shall submit to the Purchasers’ Agent a copy of its final invoice (“Final Invoice”) for each Parcel by facsimile or e-mail (to the e-mail address notified by the Purchasers’ Agent to the Seller for the purpose of this Section 7.4) promptly after the later to occur of the end of the applicable Quotational Period or the date final prices and dry weights and assays applicable to such Parcel shall have been determined in accordance with Article 8, Article 9 and Article 11.

(b)	For the purpose of invoicing the Final Payment, the following documents shall be sent by the Seller to the Purchasers’ Agent:

(i)	the Seller’s original Final Invoice in quadruplicate;

(ii)	the Seller’s certificate of final weight showing wet weight, dry weight and moisture content of the Parcel shipped; and

(iii)	the Seller’s certificate of final assay showing the Payable Metals and Penalty Elements, if any.

(c)	The Purchasers shall make a final payment (the “Final Payment”) equal to the Total Compensation, as shown on the Final Invoice, minus the amount of the Provisional Payments received from the Purchasers and adjusted for payment(s) made or to be made by either the Purchasers or the Seller pursuant to any:

(i)	extra freight costs (which shall increase the price paid) or freight savings (which shall reduce the price paid) determined in accordance with Section 3.2;

(ii)	cost and expenses payable in accordance with Section 3.9(b);

(iii)	any amount payable in accordance with Section 3.10;

(iv)	Demurrage and Despatch amounts (if any) as finalized in accordance with Section 3.8(d); and

(v)	any interest payments to be made by one Party to the other Party,

within 5 Business Days after receipt by the Purchasers’ Agent of the Final Invoice.

7.5	Invoicing

For the purposes of the Provisional Invoices and Final Invoice, the Payable Metals will be represented up to 3 decimal places. The Payable Copper Price will be represented up to 2 decimal places and the Payable Gold Price and the Payable Silver Price will be represented up to 5 decimal places. The weights in WMT and DMT will be represented up to 3 decimal places. All other values derived in the relevant invoice including the final value so derived in the invoice shall be represented to 2 decimal places.

7.6	Refund of Overpayment

If the Total Compensation for a Parcel as shown on the Final Invoice is less than the amount of the Provisional Payments for that Parcel made by the Purchasers, the amount of the difference shall be paid by the Seller to the Purchasers in accordance with the applicable Purchaser’s Share not later than the fifth Business Day after the Seller has transmitted its Final Invoice.

7.7	Late Payment

In the event that any payment under this Agreement is not made on the due date thereof, such payment shall bear interest at the Interest Rate. Interest shall accrue daily for the period from the due date of such payment to the date of payment. Such interest shall be compounded monthly.

7.8	Calculation

Payments and calculations under this Article 7 shall be calculated, with respect to any period from and including the first day of such period to but excluding the last date of such period and shall be calculated on the basis of a 360-day year.

7.9	Benchmark Replacement

(a)	Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Offtake Document, upon the occurrence of a Benchmark Transition Event, the Purchasers’ Agent and the Seller may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the Purchasers’ Agent has posted such proposed amendment to all affected Purchasers and the Seller so long as the Purchasers’ Agent has not received, by such time, written notice of objection to such amendment from Purchasers comprising the Majority Purchasers. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 7.9(a) will occur prior to the applicable Benchmark Transition Start Date.

(b)	Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Purchasers’ Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Offtake Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other Party to this Agreement or any other Offtake Document.

(c)	Notices; Standards for Decisions and Determinations. The Purchasers’ Agent will promptly notify the Seller and the Purchasers of (i) the implementation of any Benchmark Replacement, and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption of and implementation of a Benchmark Replacement. Any determination, decision or election that may be made by the Purchasers’ Agent or, if applicable, any Purchaser (or group of Purchasers) pursuant to this Section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other Party hereto or any other Offtake Document, except, in each case, as expressly required pursuant to this Section 7.9.

(d)	Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Offtake Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR Reference Rate) and either (A) the Applicable Tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Purchasers’ Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that the Applicable Tenor for such Benchmark is not or will not be representative, then the Purchasers’ Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to replace such unavailable or non-representative tenor with another tenor that is available or representative, and (ii) if the tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Purchasers’ Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)	Benchmark Unavailability Period. Upon the Seller’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Interest Rate will be deemed to have been converted to the U.S. Base Rate at the end of the then applicable Interest Period. During a Benchmark Unavailability Period or at any time that the Applicable Tenor for the then-current Benchmark is not an Available Tenor, the component of U.S. Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of U.S. Base Rate.

7.10	Total and Partial Loss/Damage

(a)	Extent of Loss and/or Damage

(i)	In the event of any total or partial loss and/or damage to a Parcel and Seller or Purchasers’ Agent are unable to agree on the extent of such loss or damage, then either the Purchasers’ Agent or the Seller shall forthwith report such loss and/or damage to an independent inspection agency mutually appointed by the Seller and the Purchasers’ Agent to determine the extent of the loss and/or damage. In the event that the Seller and the Purchasers’ Agent fail to appoint such inspection agency then an independent inspection agency shall be appointed by the Purchasers’ Agent. Such an appointed independent inspection agency shall issue a certificate specifying the extent of the loss and/or damage and specifying if it is a total loss and/or damage or partial loss and/or damage. The costs of such appointment shall be shared between the Purchasers’ Agent and the Seller equally.

(ii)	The total or partial loss and/or damage to a Parcel of Concentrates shall be dealt with by the Purchasers’ Agent and the Seller in accordance with the provisions of this Section 7.10.

(b)	Total Loss/Damage

(i)	In the event of total loss of or damage to a Parcel before the transfer of risk of loss to the Purchasers as per Section 4.1, no payment will be required from the Purchasers. All monies received in relation to such a total loss of a Parcel pursuant to the insurance policies maintained in accordance with Article 5 shall accrue to the Seller in this case.

(ii)	In case of total loss of or damage to a Parcel after the transfer of risk of loss to the Purchasers as per Section 4.1, payment shall be made in full by the Purchasers in accordance with Article 7 (Payment) as soon as all necessary details are available based on wet weights, moistures and assays as determined at the Port of Loading and a deemed Date of Arrival of the Parcel at the Discharge Port 30 days after the shipment date from the Port of Loading as evidenced by the bill of lading. All monies received in relation to such a total loss of a Parcel pursuant to the insurance policies maintained in accordance with Article 5 shall accrue to the Purchasers in this case.

(c)	Partial Loss/Partial Damage

(i)	In case of partial loss or partial damage of a Parcel before the transfer of risk of loss to the Purchasers as per Section 4.1, no payment will be required from the Purchasers for any lost or damaged Concentrate. All monies received in relation to such a partial loss or damage of a Parcel pursuant to the insurance policies maintained in accordance with Article 5 shall accrue to the Seller.

(ii)	In case of partial loss or partial damage of a Parcel after the transfer of risk of loss to the Purchasers as per Section 4.1, payment shall be made in full by the Purchasers in accordance with Article 7 (Payment) as soon as all necessary details are available based on (A) wet weights as determined at the Port of Loading; and (B) the moisture content and the weighted average of the final assays for copper, gold and silver, as determined in accordance with Articles 8 and 9, as determined for the portion of such Parcel safely delivered. All monies received in relation to such a partial loss of a Parcel pursuant to the insurance policies maintained in accordance with Article 5 shall accrue to the Purchasers.

(d)	In the case of valid insurance claim made by either Party pursuant to this Section 7.10, the Seller and the Purchasers shall extend co-operation to each other for settlement of such claims.

7.11	Taxes, Tariffs, Duties

(a)	The Purchasers shall be responsible for complying at its own cost with any legislation or regulations with respect to the Concentrate after it has been delivered and exported, including without limitation:

(i)	paying all Tax levied on or in respect of the Concentrate or any of its composite metals following delivery whether currently existing or imposed after the date of this Agreement, if any; and

(b)	The Seller shall be responsible for complying at its own cost with any legislation or regulations with respect to the Concentrate up to and including the time of delivery and export from the Republic of Ecuador including, without limitation:

(i)	paying all Tax and commissions and charges levied on or in respect of the Concentrate or any of its composite metals, up to and including the point of delivery, whether currently existing or imposed after the date of this Agreement, if any; and

(ii)	obtaining and maintaining all export licences and other Authorizations, if any, required for exportation and, if required by Purchasers, the Seller shall make those licences and consents available to Purchasers prior to the relevant shipment.

Any financial penalties incurred by either the Purchasers or the Seller owing to non-payment of Tax by the other Party shall be for the account of the Party that failed to pay the Tax, tariff or duty.

Article 8
WEIGHING, SAMPLING, DETERMINATION OF MOISTURE

8.1	General Procedure

(a)	For all deliveries to smelters, weighing, sampling for assay purposes and determination of moisture for each Parcel shall be carried out by the Purchasers’ Agent at the Purchasers’ Agent’s expense upon delivery of the Concentrates to the Discharge Port or at Receiving Works, at the Purchasers’ Agent’s option; provided however, that if, the Seller, acting reasonably, can demonstrate to the Purchasers’ Agent that suitable weighing and sampling facilities are not available at the Purchasers’ Agent’s nominated Discharge Port, the Seller and the Purchasers’ Agent shall discuss in good faith, arrangements for suitable weighing and sampling with respect to Parcels of Concentrate to be delivered to such nominated Discharge Port. If the Parties cannot agree on suitable weighing and sampling arrangements within ten Business Days, the Seller may reject such Discharge Port nomination and Purchasers’ Agent shall nominate another Discharge Port. In the event that the Parties dispute whether suitable weighing and sampling can be put in place, it may be submitted to Referees pursuant to Article 11. The Purchasers’ Agent shall take all reasonable precautions to prevent handling or other weight losses of Concentrates between delivery and the point of weight determination.

(b)	Each of Seller and Purchasers shall be entitled to appoint an internationally recognised surveyor or representative to represent the Seller or Purchasers, as the case may be, at the weighing, sampling and determination of moisture of each Parcel (“Representative”) at the Discharge Port. The Party appointing such Representative shall notify the other Party, providing the name and details of the proposed Representative for the other Party’s consent, such consent not to be unreasonably withheld or delayed. The costs of any Representative appointed in accordance with this Section 8.1 shall be for the Party appointing same unless the Parties agree to jointly appoint a Representative in which case such costs shall be shared between the Purchasers’ Agent and the Seller equally.

(c)	The Purchasers’ Agent shall ensure that the Concentrate is kept separate and secure until completion of weighing, moisture determination and sampling operations, after which the Purchasers shall have the right to process the Concentrate.

8.2	Determination of Dry Weight and Moisture

The dry weight and moisture as determined pursuant to Section 8.1 shall govern for the purpose of final settlement of the Total Compensation for each Parcel.

8.3	Lot size for Sampling

For the purposes of sampling, each Parcel shall be divided into separate Lots or as otherwise mutually agreed and samples shall be taken from each such Lot. Lot size for sampling purposes shall be 500WMT.

8.4	Number and Handling of Samples

Samples shall be taken from each Lot as specified in Section 8.3 under supervision of the Representative, and shall be divided into eight equal parts and sealed in aluminium packets: two for the Seller, two for the Purchasers’ Agent and four for Umpire and reserve purposes, which shall be held by the Representative. Seller and the Purchasers’ Agent shall each provide their sample distribution instructions to the Representative.

Article 9
ASSAYS

9.1	Payable Metals and Penalty Elements

The Payable Metals and Penalty Elements contained in each Parcel shall be determined in accordance with this Article 9.

9.2	Method for Determining Final Analysis

(a)	From the samples taken in accordance with Article 8, assays for the final agreed content of Payable Metals and Penalty Elements respectively, shall be made independently by the Seller’s and the Purchasers’ Agent’s nominated laboratories. Unless otherwise agreed, the Purchasers’ Agent’s nominated laboratory shall be either the Receiving Works’ laboratory or an internationally recognized third party assay laboratory. Determination for gold and silver assays shall be made in accordance with fire assay methods corrected for slag loss and cupel absorption. Umpires, when required, shall be instructed accordingly. The results of such assays shall be exchanged simultaneously on a lot-by-lot basis by courier or by email using password protected documents within 45 days from the samples sealing date as set out in Section 8.4. The Purchasers’ Agent and Seller shall obtain and share with the other Party an original assay certificate issued by their respective nominated laboratory and signed by such laboratory’s chief chemist. In the event the Seller is nominating a non-independent laboratory, the Purchasers’ Agent shall have the right from time to time to request from the Seller a certification from an international recognized third party as to the procedures used by the non-independent laboratory meeting internationally recognized standards.

(b)	If one Party is unable to so exchange its assay results due to a valid and justifiable reason within such 45-day period, then upon the request of such Party, the other Party shall, in good faith, consider an extension of time limit for exchanging the assays. In the event one Party fails to so exchange its assay results for a particular Parcel, the assay results of the other Party for that Parcel shall be deemed to be conclusive.

(c)	The mean of such results shall be final and binding upon the Parties as the agreed assay for the relevant Parcel, if such results show that the differences between the Seller’s and the Purchasers’ Agent’s assays for that Parcel do not exceed the following splitting limits (the “Splitting Limits”):

Copper (Cu)	0.20%
Gold (Au)	0.1 grams per DMT
Silver (Ag)	5.0 grams per DMT
Arsenic (As)	0.10%
Antimony (Sb)	100 ppm
Bismuth (Bi)	100 ppm
Lead (Pb)	0.10%
Zinc (Zn)	0.10%
Mercury (Hg)	5 ppm

(d)	Seller and the Purchasers’ Agent shall from time to time review the Splitting Limits as set out in Section 9.2(c) to determine if adjustments to the Splitting Limits are appropriate.

(e)	All assays (including Umpire assays) shall show copper content to 1/100 of one per cent and gold and silver content to the nearest 1/10 of a gram per DMT.

(f)	In the event that the Splitting Limits are not representative based on the agreed Concentrate Specifications, either Party may request an adjustment to such Splitting Limits. In the event that the Parties do not agree to an adjustment, it may be submitted to Referees pursuant to Article 11.

9.3	Designation of Umpire

(a)	If the results of the assays described in Section 9.2 show that the difference between the Seller’s and the Purchasers’ Agent’s assays for any Lot in each Parcel for Payable Metals and/or Penalty Elements exceeds the applicable Splitting Limit specified in Section 9.2(c), then (unless the Parties agree on the assays in which event the agreed assays shall be conclusive) either the Seller or the Purchasers’ Agent shall have the right, exercisable by notice to the other, to refer the matter to one of the Umpires set out below (the “Umpire”), with such Umpire to be used in rotation on a Parcel by Parcel basis, provided that no such Umpire shall act as umpire if they are nominated as the Representative of the Seller and/or the Purchasers’ Agent at the weighing, sampling and moisture determination operations and/or they carry out, for either or both Parties, the analysis for the assay exchange. For purposes of this Agreement, the designated Umpires shall be:

Alfred H. Knight International Ltd.

Kings Business Park

Prescot, Knowsley, L34 1PJ

UK

Alex Stewart (International) Corporation (ASIC UK)

20 Sefton Business Park,

Aintree, Liverpool

Merseyside, England

L30 1RD

Bureau Veritas Commodities UK Ltd.

2 Perry Road,

Witham, Essex, England

CMB8 3TU

SGS Nederland B.V. Mineral Services

Malledijk 18 /PO Box 200

3208 LA /3200 AE

Spijkenisse

The Netherlands

or such other Umpire as the Parties may agree.

(b)	If neither the Seller nor the Purchasers’ Agent shall so refer the matter to the Umpire within 20 (twenty) days after the date of exchange of such results as are referred to in Section 9.3(a), the mean of such results of the Seller and the Purchasers shall be final and binding upon the Parties.

9.4	Final Analysis based on Umpire’s Assay

If either the Seller or the Purchasers’ Agent shall refer the matter to the Umpire, then the Umpire’s assay shall be made on the basis of one reserve sample referred to in Section 8.4. The Umpire shall be instructed to advise both the Seller and the Purchasers’ Agent of the results of the Umpire’s assay by email. If:

(a)	the Umpire’s assay falls between the assays of the Seller and the Purchasers’ Agent, then the mean of the results of the Umpire’s assay and the results of the assay of the Party whose results are nearer to that of the Umpire’s results shall be final and binding on the Purchasers’ Agent and the Seller;

(b)	the results of the Umpire’s assay shall be the mean of the results of the assays of the respective Parties, then the results of the Umpire’s assay shall be final and binding on the Purchasers’ Agent and the Seller;

(c)	the assay of the Umpire falls outside the assays of the Seller and the Purchasers’ Agent, then the results of the assay of the Party whose results are nearer to that of the Umpire’s results shall be final and binding on the Purchasers’ Agent and the Seller; and

(d)	the assay of the Umpire coincides exactly with the result of either of the Purchasers’ Agent or the Seller, then the Umpire’s assay shall be final and binding on the Purchasers’ Agent and the Seller.

The cost of the Umpire shall be paid by the Party whose results are farthest from the Umpire’s, except that, if the results of the Umpire’s assay is the mean of the results of the respective Parties, then the cost shall be shared equally by the Seller and the Purchasers.

Article 10
FORCE MAJEURE

10.1	Effect of Force Majeure

Failure or delay by the Seller or a Guarantor in the performance of any obligation, term, condition or covenant contained herein (other than a failure to make payments required hereunder), shall be excused, if such failure or delay in performance was caused by an Event of Force Majeure which prevents, hinders, delays or interrupts the operations of the Project, the Port of Loading and/or the Discharge Port or the extraction, processing, transport or delivery of the Concentrates, provided, that if an Event of Force Majeure affects the Discharge Port and the Seller, in accordance with Section 3, delivers the affected Parcel to an Alternate Port, then no Party shall be excused from the performance of its obligations in relation to such Parcel. The time period covered by any Event of Force Majeure shall be added on the end of the Term and the Term shall be extended by such time period, as applicable.

10.2	Notice of Event of Force Majeure

When claiming an Event of Force Majeure, the Seller shall give to the Purchasers’ Agent immediate notice of such claim, followed as soon as reasonably possible with particulars indicating the cause of such Event of Force Majeure, the date of commencement of such Event of Force Majeure, and the estimated duration (if practical) of such Event of Force Majeure. When claiming an Event of Force Majeure, the Seller shall give further notice to the Purchasers’ Agent:

(a)	from time to time as to the progress in remedying the impacts of such Event of Force Majeure and as to the time that the Seller expects to resume performance of its obligations hereunder; and

(b)	immediately after such Event of Force Majeure ceases to have effect.

10.3	Seller to Use Reasonable Best Efforts

Subject to Section 10.2, the Seller agrees to use reasonable best efforts at all times to prevent the occurrence, and mitigate the impact, of any Event of Force Majeure and to remedy the impacts of any Event of Force Majeure that has occurred, to the extent that it is reasonably possible to do so, it being understood that the settlement of strikes, lockouts, and any other industrial disputes shall be within the sole discretion of the Seller and there shall be no obligation on the Seller to test or refrain from testing the validity of any governmental, court or other order, regulation or law relating to such strikes, lockouts, and any other industrial disputes. Seller shall not be obligated to deliver copper concentrates from other than the Project and shall not be obligated to rebuild or repair any damaged or destroyed property in order to fulfill this Agreement.

Article 11
REFEREES

Matters to be submitted to Referees pursuant to this Agreement shall unless expressly stated otherwise be dealt with in accordance with the provisions of this Article 11.

11.1	Selection of Referees

In the event that a matter is to be submitted to Referees pursuant to this Agreement, the Purchasers’ Agent and the Seller shall appoint an independent industry expert to act as a single Referee to determine the matter. Any Person appointed as a Referee shall be a Person of sound commercial background and with strong knowledge of the international copper concentrates market. No Person who has been an employee, consultant or otherwise provided services (other than as a Referee hereunder) to either the Purchasers or the Seller or any of their respective Affiliates during the past five years preceding the reference shall be eligible to act as a Referee. If the Parties are unable to agree in writing to the appointment of a single Referee who has accepted such appointment in writing, all on or before a date which is 20 Business Days after the Notification Date, then each Party shall independently appoint one Referee who accepts such appointment in writing, and a third Referee shall be appointed by agreement of the first two Referees. If either the Purchasers’ Agent or the Seller fails to appoint its respective Referee on or prior to a date which is 25 Business Days after the Notification Date there shall be only a single Referee adjudicating the process described below, which shall be the Referee that was timely appointed and accepted in writing as described in the immediately preceding sentence or, if there shall be no such Referee, then the person appointed by either Party as Referee who first accepts such appointment in writing. If the two Referees fail to agree on the third Referee within 15 Business Days after the appointment of the second Referee, such third Referee shall be appointed by a judge of the Superior Court of the Province of Ontario and the costs of such appointment shall be paid equally by the two Parties.

11.2	Submission of Positions

The Purchasers’ Agent and the Seller shall each submit in writing in English its respective position to the Referee(s) and to the other Party within 10 Business Days after the Referee(s) has (have) been appointed. The Parties shall then have a further 10 Business Days to review the other’s submission and to submit a written rebuttal in English to the Referee(s) (the “Submission Period”).

11.3	Proceeding and Final Determination

Promptly after expiry of the Submission Period, the Referee(s) shall offer such guidance to the Purchasers’ Agent and the Seller, if any, that the Referee(s) consider(s) appropriate with a view toward progressing the negotiations between the Purchasers’ Agent and the Seller. If the Purchasers’ Agent and the Seller fail to agree within 10 days after both Parties have submitted their respective positions to the Referee(s), the Referee(s) shall, within 20 days thereafter, finally determine any such matter by selecting one of such two positions, in whole and not in part. If either the Purchasers’ Agent or the Seller fails to submit its respective position to the Referee(s) prior to the expiry of the Submission Period, the Referee(s) shall, promptly following expiry of such period, finally determine that the sole position submitted to him (them) shall prevail. Any such determination as described herein, whether of the single Referee, in case there is only one Referee, or the majority of the Referees, in case there are three Referees, and otherwise made in accordance with this Agreement, shall be final and binding on the Parties.

11.4	Costs

Any costs associated with the services of the Referee(s) shall be borne equally by the Purchasers’ Agent and the Seller in the event that the Parties reach agreement in writing on a particular issue prior to the determination by the Referee(s) hereunder. For any issue decided hereunder by the Referee(s), the Party whose position was not selected shall bear all such costs.

Article 12
REPORTING; BOOKS AND RECORDS; INSPECTIONS

12.1	Production Start Date and Annual Forecasts

(a)	At least 90 days prior to the anticipated Start-up Date, the Seller shall send the Purchasers by email (at [REDACTED – Personal Information.] or such other email address(es) designated by any Purchaser in writing from time to time) a notice of the Start-up Date, and a production forecast of the quantity of Concentrates to be produced from the Project for the remainder of the then current calendar year.

(b)	Commencing after the Start-up Date, the Seller shall deliver to the Purchasers on or before 30 days prior to the commencement of each Contract Year: (i) Annual Forecast Reports in respect of the upcoming Contract Year; and (ii) production forecasts of the quantity of Concentrates to be produced from the Project during such Contract Year.

12.2	Operation Reports

Commencing after the Start-up Date, the Seller shall deliver to the Purchasers on or before the 15th Business Day after the end of each calendar month, Monthly Production Reports in respect of such month.

12.3	Other Notices

The Seller shall deliver to the Purchasers:

(a)	promptly after the Seller has knowledge or becomes aware thereof, written notice of all actions (including the potential for labour actions or strikes), suits and proceedings before any Governmental Body or arbitrator, pending or threatened, against or directly affecting the Project, including any actions, suits, claims, notices of violation, hearings, investigations or proceedings with respect to the ownership, use, maintenance and operation of the Project, including those relating to environmental laws; and

(b)	promptly after the Seller has knowledge or becomes aware thereof, written notice of any other condition or event which has resulted, or that could reasonably be expected to result, in a material adverse effect on the Seller Group Entities, individually or collectively.

12.4	Books and Records; Audits

(a)	The Seller and the other Seller Group Entities shall keep true, complete and accurate books and records of all of their respective operations and activities with respect to the Project and the Project Real Property.

(b)	The Seller and the other Seller Group Entities shall permit the Purchasers and their authorized representatives and agents to perform audits or other reviews and examinations of their books and records and other information relevant to compliance with this Agreement from time to time at reasonable times at such Purchaser’s sole risk and expense and not less than three Business Days’ notice, provided that such Purchasers and their authorized representatives and agents will not exercise such rights more often than once during any calendar year absent a material deficiency identified during a previous audit or review, in which case such rights may be exercised at such periods as may be reasonably determined by the Purchasers (and in any event at least once during any calendar quarter) until no material deficiencies are identified during four consecutive audits or review, at which point the Purchasers will once again be limited to exercising such rights once per calendar year. The Purchasers shall use their commercially reasonable efforts to diligently complete any audit or other examination permitted hereunder.

12.5	Inspections

Upon no less than ten Business Days’ notice to the Seller and subject at all times to the workplace rules and supervision of the Seller, the Seller shall grant, or use commercially reasonable efforts to cause to be granted, to the Purchasers and their representatives and agents, at reasonable times and at the Purchasers’ sole risk and expense, the right to access the Project Real Property, and other facilities of the Project, in each case to monitor the mining, processing and infrastructure operations relating to the Project and compliance with this Agreement. The Purchasers shall use their commercially reasonable efforts to not interfere with exploration, development, mining or processing work conducted on the Project Real Property. The Purchasers agree to indemnify and save the Seller Group Entities and their respective directors, officers, employees and agents harmless from and against any and all Losses suffered or incurred by any of them as a result of the actions of the Purchasers or their representatives or agents during any such visit except to the extent that such Losses arise from the gross negligence or wilful misconduct of such indemnified persons.

Article 13
management of operations

13.1	Maintenance of Existence

Each of the Seller Group Entities shall at all times do or cause to be done all things necessary to maintain its corporate or other entity existence and to obtain and, once obtained, maintain all Authorizations necessary to carry on its Business and own its assets in each jurisdiction in which it carries on its Business or in which its assets are located.

13.2	Performance of Mining Operations

(a)	Subject to the provisions of this Section 13.2, all decisions regarding the Project, including concerning (i) the methods, the extent, times, procedures and techniques of any exploration, construction, development and mining related to the Project or any portion thereof, and (ii) any decisions to operate or continue to operate the Project or any portion thereof, including with respect to closure and care and maintenance, shall be made by the Seller Group Entities in their sole discretion.

(b)	The Seller Group Entities shall use commercially reasonable efforts to ensure that all exploration, construction, development and mining operations and other activities in respect of the Project will be performed in a commercially reasonable manner in compliance with Applicable Laws and Authorizations, and in accordance with Good Industry Practice.

(c)	The Seller Group Entities shall at all times comply with the Business Code of Conduct and shall immediately notify the Purchasers’ Agent upon becoming aware of any breach or suspected breach of the Business Code of Conduct.

13.3	Maintenance of Mining Rights

(a)	The Seller Group Entities shall obtain, as and when required and, preserve and maintain all Authorizations which are required to permit the Seller Group Entities to (i) own, operate and maintain the Project in the manner currently owned and operated, (ii) develop, construct and operate the Project as contemplated by the mine plan for the Project, (iii) commence and carry out the operation of the Project to Commercial Production; and (iv) perform its obligations under this Agreement.

(b)	The Seller Group Entities shall maintain and apply for and obtain any and all available renewals and extensions of the Project Real Property, Authorizations and any and all other necessary rights in respect of the Project and, other than as expressly permitted by this Agreement, not abandon any of the Project or allow or permit any of the Project Real Property, Authorizations or such other necessary rights referred to above to terminate or lapse.

13.4	Abandonment

Notwithstanding the foregoing, if the Seller intends to abandon, surrender, relinquish or let lapse any of the Project Property, including by way of ceasing to maintain Authorizations or the validity of mineral claims, leases or exploration licenses (the “Abandonment Property”), the Seller shall (a) have determined, acting in a commercially reasonable manner, that it is not economical to mine minerals from the Abandonment Property, and (b) first give notice of such intention to the Purchasers’ Agent at least 30 days in advance of the proposed date of abandonment. If, not later than 10 days before the proposed date of abandonment, the Seller receives from the Purchasers’ Agent written notice that one or more of the Purchasers desire the Seller to convey or cause the conveyance of the Abandonment Property to such Purchasers or an assignee, the Seller shall convey or cause the conveyance of the Abandonment Property to such Purchasers on an as is where is basis and at the sole cost, risk and expense of such Purchasers and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If the Purchasers’ Agent does not give such notice to the Seller within the prescribed period of time, the Seller may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property.

Article 14
representations and warranties

14.1	Representations and Warranties of the Purchaser

Each of the Purchasers represents and warrants to the Seller Group Entities as follows and acknowledges that the Seller Group Entities are relying upon such representations and warranties in connection with the entering into of this Agreement.

(a)	Such Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, and has all requisite power and authority to execute and deliver, and perform its obligations under this Agreement.

(b)	The execution and delivery by such Purchaser of, the performance of its obligations under, and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other action of such Purchaser, as applicable, and do not and will not:

(i)	contravene the terms of its constating documents;

(ii)	conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), any written or oral contract, agreement, license, concession, indenture, mortgage, debenture, note or other instrument to which it is a party, subject or otherwise bound (including with respect to its assets) except in each case as would not have a material adverse effect on its ability to perform its obligations under this Agreement; or

(iii)	violate in any material respect any Applicable Law to which it is subject or otherwise bound (including with respect to its assets).

(c)	This Agreement has been duly and validly executed and delivered by such Purchaser, and constitutes a legal, valid and binding obligation of such Purchaser, enforceable against it in accordance with its terms, except to the extent enforcement may be affected by Applicable Laws and regulations relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies.

(d)	Such Purchaser is not required to give any notice to, make any filing with or obtain any Authorization, consent, order or approval of any Person in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated herein, in each case, other than as have been obtained or, if not obtained, would not have a material adverse effect on its ability to perform its obligations under this Agreement.

14.2	Representations and Warranties of the Seller Group Entities

Each of the Seller Group Entities, jointly and severally, represents and warrants to the Purchaser as follows and acknowledges that the Purchasers are relying upon such representations and warranties in connection with the entering into of this Agreement.

(a)	Each Seller Group Entity is:

(i)	duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, and has all requisite power and authority to execute and deliver, and perform its obligations under this Agreement;

(ii)	qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the Business or the nature and location of its assets requires such qualification or licensing; and

(iii)	has all requisite power and authority to own and lease its assets and carry on the Business.

(b)	The execution and delivery by each Seller Group Entity of, the performance of its obligations under, and the consummation of the transactions contemplated by this Agreement, have been duly authorized by all necessary corporate or other action of such Seller Group Entity, as applicable, and do not and will not:

(i)	contravene the terms of the constating documents of such Seller Group Entity;

(ii)	conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), any written or oral contract, agreement, license, concession, indenture, mortgage, debenture, note or other instrument to which any Seller Group Entity is a party, subject or otherwise bound (including with respect to its assets) in each case except as would not have a material adverse effect on the Seller Group Entities, individually or collectively; or

(iii)	violate in any material respect any Applicable Law to which any Seller Group Entity is subject or otherwise bound (including with respect to its assets).

(c)	This Agreement has been duly and validly executed and delivered by each Seller Group Entity. This Agreement constitutes a legal, valid and binding obligation of each Seller Group Entity, enforceable against such Seller Group Entity in accordance with its terms, except to the extent enforcement may be affected by Applicable Laws and regulations relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies.

(d)	No Seller Group Entity is required to give any notice to, make any filing with or obtain any Authorization, consent, order or approval of any Person in connection with the execution, delivery or performance of the obligations of the Seller Group Entities under this Agreement or the consummation of the transactions contemplated herein, in each case, other than as have been obtained or, if not obtained, would not have a material adverse effect on the Seller Group Entities, individually or collectively.

(e)	No Person has a direct or indirect ownership interest in the Project or the Project Real Property, other than the Seller Group Entities.

(f)	Schedule 14.2(f) set out a complete and accurate list of the Project Real Property. The Seller Group Entities, subject to Permitted Encumbrances:

(i)	have valid and subsisting leasehold title to all leases of real property and mineral claims included within the Project Real Property; and

(ii)	have good and marketable title to such other real property interests included within the Project Real Property and not otherwise included under paragraph (i).

Such Project Real Property is free and clear of all Encumbrances, other than Encumbrances which would not negatively impact on the ability of the Seller to sell and deliver Concentrates to the Purchasers in accordance with this Agreement.

(g)	Without limiting the generality of Section 14.2(f),

(i)	the Project Real Property constitutes all real property, mineral, surface interests and ancillary rights necessary for the development, construction and mining operations of the Project, as currently contemplated to be developed and operated; and

(ii)	other than pursuant to Applicable Laws, there are no restrictions on the ability of the Seller Group Entities to exploit the Project Real Property.

(h)	No Seller Group Entity is insolvent within the meaning of Applicable Law.

(i)	There are no circumstances, conditions or changes in effect which have had, or could reasonably be expected to have, a material adverse effect on the Project.

Article 15
TERM AND TERMINATION

15.1	Term

Unless otherwise terminated in accordance with this Article 15, the rights and obligations of the Parties to sell and purchase Concentrates under this Agreement shall begin on the date of this Agreement and shall remain in full force and effect until the date that is twenty years from the achievement of Commercial Production (the “Term”). In the event that Commercial Production has not been achieved by December 31, 2027, the Term shall be extended by one year for each calendar year that Commercial Production has not been achieved and if Commercial Production has not been achieved by December 31, 2032, the Term shall be extended for the duration of the Commercial Mine Life.

15.2	The Purchasers’ Right to Terminate

Each Purchaser shall have the right, by written notice from the Purchasers’ Agent to the Seller, at its option and in addition to and not in substitution for any other remedies available to them at law or in equity (including pursuant to Article 17 of this Agreement), to terminate this Agreement prior to the end of the Term if:

(a)	a Seller Group Entity fails to make payments of amounts due in accordance with Article 7 which default has not been cured to the satisfaction of the Purchasers’ Agent, acting reasonably, within a period of 30 days of a written demand made in respect thereof by the Purchasers’ Agent; provided that any day during which such Seller Group Entity is in good faith disputing a payment hereunder where any undisputed portion has been paid, shall not count toward such 30-day period; or

(b)	any Seller Group Entity is affected by an Insolvency Event; or

(c)	the financial position of any Seller Group Entity deteriorates to such extent that such Seller Group Entity is unable to perform its material obligations under this Agreement; or

(d)	any Seller Group Entity is, in any material respect, in default of its obligations under this Agreement, which default, if capable of cure, has not been cured to the satisfaction of the Purchasers’ Agent, acting reasonably, within a period of 30 days of a written demand made in respect thereof by the Purchasers’ Agent; or

(e)	any representation or warranty made by a Seller Group Entity under or in connection with this Agreement is, in any material respect, incorrect or incomplete when given, which incorrectness or incompleteness, if capable of cure, has not been cured to the satisfaction of the Purchasers’ Agent, acting reasonably, within a period of 30 days of a written demand made in respect thereof by the Purchasers’ Agent; or

(f)	the Seller or any Guarantor (i) fails to make any payment when such payment is due and payable to any Person in relation to any indebtedness having a principal amount in excess of $[REDACTED – Commercially Sensitive Information.], and any applicable grace period in relation thereto has expired (without giving effect to any extension granted in relation to such grace period), or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs or condition exists after, in all instances, the expiration of any applicable cure period and provided that such default or other event has not been waived, the effect of which default or other condition would be to cause, or to permit the holder of such indebtedness to declare such indebtedness to become due prior to its stated maturity date; or

(g)	an Expropriation Event has occurred; or

(h)	any Governmental Body imposes or enforces formal or de facto exchange or currency controls or restrictions on export of metal applicable to the Seller or the Project, that materially impacts the ability of the Seller to perform, or prevents the Seller from performing, its Obligations hereunder, which lasts for a period of more than 6 consecutive months; or

(i)	subject to the operation of Section 15.5, the Seller is no longer entitled to sell Concentrate produced by or through the Project for a period lasting more than 6 consecutive months or the assets comprising the Project are no longer 100% owned and controlled by the Seller (other than pursuant to a Permitted Asset Disposition)

(collectively, ((a)-(i), the “Seller Events of Default”).

15.3	The Seller’s Right to Terminate

(a)	The Seller shall have the right, by written notice to a Purchaser, to terminate this Agreement solely in respect of such Purchaser prior to the end of the Term if:

(i)	such Purchaser is affected by an Insolvency Event; or

(ii)	such Purchaser fails to make payments of amounts due in accordance with Article 7, which default has not been cured to the satisfaction of the Seller, acting reasonably, within a period of 180 days of a written demand made in respect thereof by the Seller; provided that any day during which such Purchaser is in good faith disputing a payment hereunder, where any undisputed portion has been paid, shall not count toward such 180-day period, (collectively, (a) and (b), the “Purchaser Events of Default”).

(b)	In the event a Purchaser fails to make payments of amounts due in accordance with Article 7, which default has not been cured to the satisfaction of the Seller, acting reasonably, within a period of 30 days of a written demand made in respect thereof by the Seller; provided that any day during which such Purchaser is in good faith disputing a payment hereunder, where any undisputed portion has been paid, shall not count toward such 30-day period, the Seller shall have the right, by written notice given the Purchasers’ Agent to suspend performance of its obligations under Section 2.1 of this Agreement. If, during the period of such suspension, the Purchaser then cures payment default which caused such suspension, the Seller’s Obligations under the Agreement shall recommence in full, as of the date of the curing of such payment default.

15.4	Remedies for Event of Default

(a)	Upon the occurrence and during the continuance of an Event of Default with respect to a Party (the “Defaulting Party”), the other Parties (the “Non-Defaulting Party”) may in their sole discretion do any or all of the following: (i) notify the Defaulting Party of an early termination date (which shall be no earlier than the date of such notice) on which the obligation to sell or purchase Concentrate under this Agreement (with respect to such Non-Defaulting Party) shall terminate (the “Early Termination Date”), (ii) withhold any payments due to the Defaulting Party until such Event of Default is cured, (iii)subject to the Intercreditor Agreements, direct the Collateral Agents to realize upon all or any part of the Security, or (iv) suspend performance of its obligations under this Agreement until such Event of Default is cured. If a notice of an Early Termination Date is given under this Section 15.4(a), the Early Termination Date will occur on the designated date, whether or not the relevant Event of Default is then continuing. In the event of a Seller Event of Default pursuant to Section 15.2(b) where Applicable Laws of insolvency provide for an automatic stay of termination of contracts, the Early Termination Date shall be deemed to have occurred on the Business Day prior to such Insolvency Event.

(b)	Upon the occurrence of an Early Termination Date, such Non-Defaulting Party shall in good faith calculate its Gains, or Termination Losses and Costs, resulting from the termination of the transactions(s) contemplated hereunder (the “Terminated Transaction(s)”), aggregate such Gains, Termination Losses and Costs with respect to the Terminated Transactions into a single net amount (the “Early Termination Amount”), and then notify the Defaulting Party of the net amount owed or owing, giving full details of how such amount has been calculated. The Non-Defaulting Party will calculate its Gains, Termination Losses and Costs as of the Early Termination Date, or, if that is not reasonably practicable, as of the earliest date thereafter that is reasonably practicable. If the Non-Defaulting Party’s aggregate Termination Losses and Costs exceed its aggregate Gains, the Defaulting Party shall, within five (5) days of its receipt of such notice, pay the net amount to such Non-Defaulting Party, including interest at the Interest Rate from the Early Termination Date until paid, plus any other amounts due and owing under this Agreement (or otherwise) to the Non-Defaulting Party; provided that (A) any such calculation shall include the net present value of the Purchasers’ rights under this Agreement, as at the day prior to the Early Termination Date, to purchase Concentrate containing the Payable Metals that, but for the termination of this Agreement, would be required to be sold to Purchasers under this Agreement utilizing a discount rate of 6%, (B) such calculation shall apply 2.5% of the Forecast Metals Prices over the Term of this Agreement as in effect on the day prior to the Early Termination Date, (C) for the purposes of determining the amount of Payable Copper which would have been sold the Purchasers under this Agreement for any particular Contract Year, the greater of (1) the estimated annual copper production for such Contract Year, as set forth in the life of mine plan for the Project, as then in effect, and (2) 30,000 tonnes of Payable Copper per annum for the Term, shall apply, (D) for the purposes of determining the amount of Payable Gold which would have been sold to the Purchasers under this Agreement for any particular Contract Year, the amount of gold which, based on the Concentrate Specifications would be contained in that amount of Concentrate needed to yield the Payable Copper amount calculated pursuant to clause (C) shall apply, and (E) for the purposes of determining the amount of Payable Silver which would have been sold to the Purchasers under this Agreement for any particular Contract Year, the amount of silver which, based on the Concentrate Specifications would be contained in that amount of Concentrate needed to yield the Payable Copper amount calculated pursuant to clause (C) shall apply. Prior to the commencement of sales of Concentrate from the Project where there is no life of mine plan for the Project the net present value of the Purchasers’ rights under this Agreement, as at the day prior to the Early Termination Date, shall be calculated assuming the commencement of the first Contract Year as at December 31, 2027 and 30,000 tonnes of Payable Copper per annum for the Term. If the Non-Defaulting Party’s aggregate Gains exceed its aggregate Termination Losses and Costs, if any, resulting from such early termination, the Non-Defaulting Party shall, after giving effect to any setoff rights set out below, pay the net amount without interest to the Defaulting Party on the date twenty (20) days after the Early Termination Date, unless a Seller Group Entity is the Non-Defaulting Party pursuant to a Purchaser Event of Default pursuant to Section 15.3(a)(ii), in which case the Non Defaulting shall not be required to make any payment in respect of the net amount. If an Event of Default occurs, or an Early Termination Date is established, a Non-Defaulting Party may (at its election) setoff any or all amounts which the Defaulting Party owes to the Non-Defaulting Party or its Affiliates under this Agreement against any or all amounts which the Non-Defaulting Party owes to the Defaulting Party under this Agreement. Each Party stipulates that the payment obligations set forth in this Article 15 for the damages incurred are a reasonable approximation of the anticipated harm or loss and acknowledges the difficulty of estimation of actual damages. Each Party hereby waives the right to contest such payments as unenforceable, a penalty or otherwise. No Party shall be entitled to recover any additional damages as a consequence of such harm or loss. The provisions of Section 15.4 do not limit the equitable remedies available to each Party.

(c)	A Purchaser Event of Default with respect to a Purchaser shall not be a Purchaser Event of Default with respect to any other Purchaser. A Seller Event of Default shall entitle each Purchaser to severally terminate its rights under this Agreement, and this Agreement shall, with respect to the Seller and the non-terminating Purchaser(s) continue to be in full force and effect with respect to the non-terminating Purchaser(s)’s Share.

15.5	Solaris Change of Control

(a)	Upon the occurrence of (i) a Solaris Change of Control, or (ii) the Board agreeing to and publicly announcing a transaction that would result in a Solaris Change of Control, which occurs on or prior to June 11, 2025 (the “Solaris CoC Outside Date”), Solaris shall provide written notice to the Purchasers’ Agent of such transaction on the Business Day following the earlier of (x) the 10 days prior to the occurrence or (y) the announcement of such transaction (“Solaris CoC Notice”). The Seller and each Purchaser shall have the respective right to provide written notice to the other Parties (“Solaris CoC Termination Notice”) within ten days of the delivery (or deemed delivery in the event that Solaris fails to deliver a Solaris CoC Notice when required) of the Solaris CoC Notice, to terminate this Agreement prior to the end of the Term (in the case of a Purchaser, with respect to their individual interest in this Agreement), with immediate effect upon payment of the Solaris CoC Termination Payment. Upon a Party delivering a Solaris CoC Termination Notice, the Seller shall be obligated to make a payment to the Purchasers in the aggregate amount of $27,000,000 (the “Solaris CoC Termination Payment”) as consideration for the termination of this Agreement (in the case of an individual Purchaser, the applicable Purchaser’s Share of the Solaris CoC Termination Payment). Such Solaris CoC Termination Payment shall be made on the earlier of (A) the completion of the Solaris Change of Control or (B) the Solaris CoC Outside Date. Until the Solaris CoC Termination Payment is received by the applicable Purchaser(s), this Agreement shall remain in effect.

(b)	Where none of the Parties have exercised the right to terminate this Agreement pursuant to Section 15.5(a), Seller shall be obligated, prior to the completion of such Solaris Change of Control, to deliver to the Purchasers’ Agent, an agreement in writing, in form and substance reasonably acceptable to the Purchasers’ Agent, between the Purchasers’ Agent and the party acquiring the Project Property (the “Transferee”), confirming that the Transferee assumes all of the Seller’s obligations under this Agreement and agrees to be bound by this Agreement and providing for guarantees from the Transferee and its Affiliates at least as credit-worthy as the guarantees granted by the Guarantors hereunder.

(c)	After the Solaris COC Outside Date, other than as set out in Article 16, there shall be no conditions or restrictions under this Agreement on a Solaris Change of Control, other than ownership of the Seller may not be transferred, directly or indirectly, to a Sanctioned Person.

Article 16
DISPOSITION OF THE PROJECT PROPERTY

16.1	Permitted Dispositions

Subject to 15.5 but notwithstanding any other term of this Agreement or any other Offtake Document, a Disposition of the Project Property by the Seller or LCH, or a Disposition by Solaris of its equity interests in LCH or any other Person that has a direct or indirect interest in the Project Property, shall be permitted if:

(a)	the Disposition constitutes a Permitted Asset Disposition; or

(b)	in the case of a Disposition of the Project Property by the Seller or LCH, or a Disposition by Solaris of its equity interests in LCH or any other Person that has a direct or indirect interest in the Project Property, to a Person that is not a Guarantor (the “Acquiror”):

(i)	the Seller shall have provided the Purchasers with at least 30 days prior written notice of the proposed Disposition;

(ii)	all of the Project Property is Disposed to the Acquiror, such that the Acquiror holds all Project Property

(iii)	each Seller Group Entity assigns all its rights and obligations under this Agreement to the Acquiror concurrently with any such Disposition of the Project Property, and the Acquiror assumes in favour of the Purchasers all of the Seller Group Entities’ obligations under this Agreement pursuant to an agreement in form and substance satisfactory to the Purchasers’ Agent, acting reasonably;

(iv)	the Acquiror or any Person that has a direct or indirect interest in the Project Property, enters into such documents, including Guarantees, and grants such charges and security interests in, to and over the Project Property and other Collateral as to achieve, in the opinion of the Purchasers’ Agent acting reasonably, functionally equivalent security as contemplated by the Security Documents entered into by the Seller Group Entities pursuant to Article 19; and

(v)	the Acquiror is not a Sanctioned Person.

(c)	Following the completion of a Disposition that complies with Section 16.1(b), the Seller Group Entities that no longer have an interest, directly or indirectly, in Seller or the Project shall concurrently be released from their respective obligations hereunder and under the Security Documents or any other applicable Offtake Document, except for any obligations that remain outstanding or for any rights that have accrued to the Purchasers prior to such Disposition.

Article 17
Indemnification

17.1	Indemnification

The Seller Group Entities jointly and severally agree to indemnify and save the Purchasers and their Affiliates and the directors, officers, employees and agents of each of the foregoing harmless from and against any and all Losses suffered or incurred by any of them as a result of, in respect of, or arising as a consequence of:

(a)	any breach or inaccuracy of any representation or warranty of the Seller Group Entities contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto;

(b)	any breach, including breach due to non-performance, by the Seller Group Entities of any covenant or agreement to be performed by any of the Seller Group Entities contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto;

(c)	the failure of any Seller Group Entities to comply with any Applicable Law, including any Applicable Law relating to environmental matters and reclamation obligations or the corruption of public officials, with respect to the Project; and

(d)	the physical environmental condition of the Project and matters of health and safety related thereto or any action or claim brought with respect thereto (including conditions arising before the date of this Agreement), provided that the foregoing shall not apply to any Losses to the extent they arise primarily from the gross negligence or wilful misconduct of such indemnified persons.

Article 18
GUARANTEED OBLIGATIONS

18.1	Guarantee

(a)	Each of the Guarantors does hereby absolutely, unconditionally and irrevocably guarantee the prompt and complete observance and performance of each and all the terms, covenants, conditions and provisions to be observed or performed by the Seller pursuant to this Agreement (the “Guaranteed Obligations”). Each Guarantor shall be obligated to perform all of the Guaranteed Obligations upon the default or non-performance thereof by the Seller.

(b)	The obligations of each Guarantor under this Section 18.1 are continuing, unconditional and absolute and, without limitation, will not be released, discharged, limited or otherwise affected by (and the Guarantor hereby consents to or waives, as applicable, to the fullest extent permitted by Applicable Law):

(i)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any of the Guaranteed Obligations, security, Person or otherwise;

(ii)	any modification or amendment of or supplement to the Guaranteed Obligations;

(iii)	any release, non-perfection or invalidity of any direct or indirect security for any of the Guaranteed Obligations;

(iv)	any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting the Seller;

(v)	the existence of any claim, set-off or other rights which the Guarantor or the Seller may have at any time against any Purchaser;

(vi)	any invalidity, illegality or unenforceability relating to or against the Seller or any provision of Applicable Law or regulation purporting to prohibit the delivery by the Seller of the Concentrates under the Guaranteed Obligations;

(vii)	any limitation, postponement, prohibition, subordination or other restriction on the rights of any Purchaser to performance of the Guaranteed Obligations;

(viii)	any addition of any co-signer, endorser or other guarantor of the Guaranteed Obligations;

(ix)	any defence arising by reason of any failure of any Purchaser to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial performance or non-performance of any of the Guaranteed Obligations or the existence, creation or incurring of new or additional Guaranteed Obligations;

(x)	any defence arising by reason of any failure of any Purchaser to proceed against the Seller or any other Person, to proceed against, apply or exhaust any security held from the Seller or any other Person for the Guaranteed Obligations or to pursue any other remedy in the power of the Purchasers whatsoever;

(xi)	any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(xii)	any defence arising by reason of any incapacity, lack of authority or other defence of the Seller or any other Person, or by reason of the cessation from any cause whatsoever of the liability of the Seller or any other Person in respect of any of the Guaranteed Obligations, except as a result of the payment or fulfilment in full of the Guaranteed Obligations, whether by contract, operation of law or otherwise;

(xiii)	any defence arising by reason of any failure by any Purchaser to obtain, perfect or maintain a perfected or prior (or any) Encumbrance upon any property of the Seller or any other Person, or by reason of any interest of any Purchaser in any property, whether as owner thereof or the holder of an Encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by any Purchaser of any right to recourse or collateral;

(xiv)	any defence arising by reason of the failure of any Purchaser to marshal any properties;

(xv)	any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Seller or any other Person, including any discharge of, or bar against collecting, any of the Guaranteed Obligations, in or as a result of any such proceeding; or

(xvi)	any other act or omission to act or delay of any kind by the Seller, any Purchaser or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 18.1(b), constitute a legal or equitable discharge, limitation or reduction of the obligations of the Seller or the Guarantors hereunder (other than the performance in full of all of the Guaranteed Obligations).

To the extent permitted by Applicable Law, the foregoing provisions of this Section 18.1(b) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by the Seller is to destroy or diminish any subrogation rights of the Guarantor or any rights of the Seller or the Guarantor to proceed against any Purchaser for reimbursement or to recover any contribution from any other Person.

(c)	No Purchaser shall be bound to exhaust its recourse against the Seller or any other Persons or to realize on any securities it may hold in respect of the Guaranteed Obligations before being entitled to payment or performance from a Guarantor under this Section 18.1 and the Guarantor hereby renounces all benefits of discussion and division.

18.2	Transfers of Guarantor Obligations

The Seller shall cause any Person who proposes to acquire a direct or indirect ownership interest in any Seller Group Entity or any Project Real Property which is wholly-owned by a Seller Group Entity to, as a condition to the completion of such acquisition, enter into an agreement, in form and substance satisfactory to the Purchasers’ Agent, acting reasonably, to be bound by this Agreement as a Guarantor or become so bound by operation of law.

Article 19
Security

19.1	Security

As security for the due and punctual payment of all of the Obligations, the Seller Group Entities shall, on or prior to the earlier of (i) the first advance under the Credit Agreement or (ii) 60 days from the date hereof, grant a continuing security interest and a first-ranking Encumbrance (subject to the Intercreditor Agreements) in favour of the Collateral Agent (for the benefit of the Collateral Agent, the Purchasers’ Agent and the Purchasers) over all of the Collateral (subject only to Permitted Encumbrances), and in furtherance thereof shall deliver or cause to be delivered to the Collateral Agent, for the benefit of the Purchasers’, in form and substance satisfactory to Purchasers’ counsel, acting reasonably:

(a)	a British Columbia law Guarantee of the Obligations from each Seller Group Entity organized under the laws of Canada or any Province or Territory thereof in favour of the Collateral Agent;

(b)	an Ecuadorian guarantee granted by Seller organized under the laws of Ecuador;

(c)	a general security agreement from each Seller Group Entity organized under the laws of Canada or any Province or Territory thereof or having any tangible assets located in Canada;

(d)	a Share Pledge Agreement from each Seller Group Entity which owns equity interests in any Seller Group Entity;

(e)	a shares’ guarantee mercantile trust agreement among LCH, the Ecuador Trustee and the Ecuador Collateral Agent in which the shares of Seller will be transferred to the mercantile trust;

(f)	a fiduciary agreement among OMF Fund IV SPV D LLC, as administrative agent under the Credit Agreement, the Purchasers’ Agent, the Molybdenum Purchasers’ Agent and the Ecuador Collateral Agent;

(g)	an assignment of mining rights in guarantee granted by Seller in favour of the Ecuador Collateral Agent;

(h)	a Blocked Account Agreement in respect of each of the Seller Group Entities’ bank accounts located in Canada;

(i)	all share certificates, stock powers of attorney, documentation, consents or authorizations necessary in order to make valid and effective the aforementioned agreements; and

(j)	such other security documents as the Purchasers’ Agent or the Collateral Agent may at any time reasonably request having for the purposes of granting, protecting or ensuring a first-ranking (subject only to Permitted Encumbrances) perfected Encumbrance in favour of the Purchasers’ Agent, for the benefit of the Purchasers, in the Collateral.

19.2	Additional Security from New Guarantors

Solaris shall cause each Person that becomes a Guarantor after the date hereof (by way of acquisition or otherwise), to deliver to the Purchasers’ Agent (a) a Guarantee of the Obligations, (b) security over the undertaking, property and assets of such Guarantor substantially to the same effect as the Security provided for in Section 19.1, (c) a third party legal opinion from the Solaris’ counsel concerning such Guarantor, Guarantee and security, to all be delivered to the Purchasers’ Agent promptly but in any event within forty-five (45) days after such Person first becoming a Guarantor, together with all share certificates, stock powers of attorney, consents, authorizations, registrations (or evidence of the filing of the same with the applicable authority for the purposes of registration) and supporting documentation (including updates to disclosure schedules hereto) in respect thereof as necessary in order to make valid and effective the aforementioned agreements and perfect the Encumbrances provided for therein.

19.3	Further Assurances – Security

The Seller Group Entities shall take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the Purchasers’ Agent such agreements, documents and instruments as the Purchasers’ Agent shall reasonably request, and register, file or record the same (or a notice or financing statement in respect thereof) in all offices where such registration, filing or recording is, in the reasonable opinion of the Purchasers’ Agent or Purchasers’ counsel, necessary or advisable to constitute, perfect and maintain the Security Documents referred to in Section 19.1 or 19.2 as first-ranking Encumbrances (subject to the Intercreditor Agreements) of the Person granting such Encumbrances, subject only to the Permitted Encumbrances, in all jurisdictions reasonably required by the Purchasers’ Agent within a reasonable time after the request therefor by the Purchasers’ Agent or Purchasers’ counsel, and in each case, in form and substance satisfactory to Purchasers’ counsel, acting reasonably. For the avoidance of doubt, Excluded Assets shall not form part of the Collateral at any time.

19.4	Security Effective Notwithstanding Date of Advance

The Security shall be effective and the undertakings in this Agreement and the other Offtake Documents with respect thereto shall be continuing. The Security shall not be affected by any payments under this Agreement or any of the other Offtake Documents but shall constitute continuing security to and in favour of the Purchasers’ Agent for the benefit of the Purchasers for the Obligations from time to time.

19.5	No Merger

The Security shall not merge in any other security. No judgment obtained by or on behalf of the Purchasers shall in any way affect any of the provisions of this Agreement, the other Offtake Documents or the Security.

19.6	Subordination

Following the termination of the Credit Agreement, the Purchasers shall, in connection with the entry by a Seller Group Entity into Permitted Senior Debt, at the request, cost and expense of the Seller Group Entities, agree to subordinate the Security in favour of security being granted to the lenders under such Permitted Senior Debt, subject to the entry into an intercreditor agreement, satisfactory to the Purchasers’ Agent, acting reasonably.

19.7	Release of Security

(a)	Subject to Section 19.7(b), following indefeasible payment and performance in full of all Obligations of the Seller Group Entities under this Agreement and the other Offtake Documents, the Purchasers’ Agent will promptly, at the request, cost and expense of the Seller, release and discharge the right and interest of the Purchasers’ Agent and the Purchasers in the Collateral.

(b)	Subject to the terms of any intercreditor agreement including the Intercreditor Agreements, if any Collateral is Disposed of pursuant to a Permitted Asset Disposition or the Collateral is otherwise released from the Security at the direction or with the consent of the Purchasers’ Agent (or the Purchasers, to the extent consent of all Purchasers is required in connection with such Disposition pursuant to this Agreement), at the request, cost and expense of Solaris (on satisfaction, or on being assured of concurrent satisfaction, of any condition to or obligation imposed with respect to such Disposition), the Purchasers’ Agent shall concurrently with such Disposition discharge such Collateral from the Security and deliver and re-assign to the relevant Seller Group Entity (without any representation or warranty) any of such Collateral as is then in the possession of the Purchasers’ Agent.

Article 20
THE PURCHASERS AND THE PURCHASERS’ AGENT

20.1	Decision-Making

Any amendment, waiver, discharge or termination with respect to this Agreement relating to the following matters shall be effective only if agreed between the Seller and each of the Purchasers:

(a)	any amount payable or deliverable by the Seller to the Purchasers, or any alteration in the currency or mode of calculation or computation of any amount payable or deliverable by the Seller to the Purchasers hereunder;

(b)	any change to the definitions which determine the purchase price for Concentrates, including the definition of Quotational Period, other than as set forth in this Agreement;

(c)	any provision of this Article 20; or

(d)	the reduction or elimination of any rights of any Purchaser, acting alone or together with other Purchasers, to exercise any rights or receive any information.

Except for the matters described in this Section 20.1 above or otherwise expressly provided for in this Agreement, any amendment, waiver, discharge or termination with respect to this Agreement shall be effective only if agreed between the Seller and the Majority Purchasers in writing, and any such amendment, waiver, discharge or termination that is so agreed shall be final and binding upon all of the Purchasers. Subject to the other provisions of this Section 20.1, where the terms of this Agreement refer to any action to be taken by the Purchasers or to any such action that requires the consent or other determination of the Purchasers, the action taken by and the consent or other determination given or made by the Majority Purchasers shall, except to the extent that this Agreement expressly provides to the contrary, constitute the action or consent or other determination of the Purchasers.

The Purchasers’ Agent shall provide the other Purchasers with copies of all amendments, waivers or consents provided by the Purchasers’ Agent with respect to any provisions of the Agreement promptly upon execution thereof.

To the extent that any of the Purchasers has an interest in the subject matter of any decision (other than the appointment of the Purchasers’ Agent) requiring approval of the Purchasers and such interest is adverse in any material respect from the interest of the other Purchasers, in their capacity as Purchasers, such Purchaser’s Share shall be disregarded in determining the approval of the Majority Purchasers.

20.2	Purchasers’ Obligations Several; No Partnership

The obligations of each Purchaser under this Agreement are several and not joint or joint and several. No Purchaser shall be responsible for the obligations of any other Purchaser hereunder. Neither the entering into of this Agreement nor the completion of any transactions contemplated herein shall constitute the Purchasers a partnership.

20.3	Purchasers’ Agent

(a)	From time to time, the Purchasers may authorize one of the Purchasers, or an Affiliate of one of the Purchasers to act as the Purchasers’ Agent for taking the actions of the Purchasers’ Agent specified under the Agreement. The Purchasers’ Agent shall be OMF Fund IV SPV E LLC or as otherwise may be designated from time to time by notice in writing from the Majority Purchasers to the other Parties.

(b)	In exercising its duties hereunder, the Purchasers’ Agent may engage and pay for the advice or services of any lawyers, accountants or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained. The Purchasers’ Agent may refrain from exercising any right, power or discretion vested in it under this Agreement which would or might in its opinion in its sole discretion be contrary to any Applicable Law or otherwise render it liable to any Person, and may do anything which is in its opinion in its sole discretion necessary to comply with any such Applicable Law. The Purchasers’ Agent shall not be bound to disclose to any Person any information relating to any Seller Group Entity if such disclosure would or might in its opinion in its sole discretion constitute a breach of Applicable Law or be otherwise actionable at the suit of any Person.

(c)	The Purchasers’ Agent shall not accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith and the Purchasers’ Agent shall not be under any liability to any Purchaser as a result of taking or omitting to take any action in relation to the Agreement save in the case of the Purchasers’ Agent’s gross negligence or wilful misconduct.

(d)	Each Purchaser shall, on demand by the Purchasers’ Agent, indemnify the Purchasers’ Agent pro rata (based on the applicable Purchaser’s Share), against any and all costs, claims, reasonable expenses (including legal fees) and liabilities which the Purchasers’ Agent may incur (and which, where applicable, have not been reimbursed by the Seller) to the extent required hereunder, otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as the Purchasers’ Agent under this Agreement.

(e)	The Purchasers’ Agent may resign by giving thirty (30) days’ notice to the Purchasers and the Seller Group Entities, in which case the Majority Purchasers shall appoint a successor Purchasers’ Agent which is an Affiliate of a Purchaser or a Person in the business of providing agency services (or any other successor Purchasers’ Agent subject to the prior written consent of the Seller (not to be unreasonably withheld or delayed));

(f)	If a successor Purchasers’ Agent has not been appointed in accordance with Section 20.3(e) within thirty (30) days after notice of resignation was given, the resigning Purchasers’ Agent may appoint a successor Purchasers’ Agent which is an Affiliate of a Purchaser or a Person in the business of providing agency services (or any other successor Purchasers’ Agent subject to the prior written consent of the Seller (not to be unreasonably withheld or delayed)).

(g)	Any successor Purchasers’ Agent appointed further to this Section 20.3 shall be the Purchasers’ Agent for the purposes of this Agreement with effect from such appointment. With effect from such appointment, the resigning Purchasers’ Agent shall be released from all obligations and liabilities under this Agreement except to the extent arising before such release.

20.4	Sharing of Information

The Purchasers may, but shall not be required to, share among themselves any information they may have from time to time concerning the Seller Group Entities whether or not such information is confidential, provided that any Confidential Information so shared will remain subject to the terms and conditions of Article 22. Each Seller Group Entity authorizes the Purchasers to share among each other any information possessed by any of them regarding the Seller Group Entities, subject to obligations of the Purchasers under Article 22.

20.5	Amendments to this Article

The Purchasers may amend any provision in this Article 20 without prior notice to or the consent of the Seller, and the Purchasers shall provide a copy of any such amendment to the Seller reasonably promptly thereafter; provided, however, that if any such amendment would adversely affect any rights, entitlements, obligations or liabilities of any of the Seller Group Entities, including pursuant to Article 22, such amendment shall not be effective until the Seller provides it written consent thereto, such consent not to be unreasonably withheld or delayed.

Article 21 Collateral Agents

21.1	Appointment of Collateral Agents

(a)	Each Purchaser hereby appoints (i) the Ecuador Collateral Agent to act as its collateral agent in Ecuador and (ii) the Collateral Agent to act as its collateral agent in Canada, as specified in this Agreement and in the Security and, except as may be specifically provided to the contrary in this Agreement, each Purchaser irrevocably authorizes the Ecuador Collateral Agent and the Collateral Agent (collectively, the “Collateral Agents”) as the agents of such Purchaser, to take such action on its behalf under or in connection with the Security and to exercise such powers under the Security as are delegated to the Collateral Agents by the terms of this Agreement and the Security and such other powers as are reasonably incidental thereto which it may be necessary for the Collateral Agents to exercise in order that the provisions of the Security are carried out and the Collateral Agents agree to act in such capacity after written consent of the Purchasers. All Collateral held from time to time by the Collateral Agents pursuant to the Security shall be subject to the terms and conditions of this Agreement. For greater certainty, each Purchaser acknowledges and agrees that the Collateral Agents, for the purpose of holding any of the Security or any other security granted by any Person with respect to the liabilities of the debtors under the Security, holds such security on its behalf and in its name.

(b)	Each Purchaser hereby designates and appoints the Collateral Agents to hold the Security for the benefit of the Purchasers.

(c)	The Collateral Agents hereby acknowledge receipt of this Agreement and the Security.

21.2	Limitation of Duties

The Collateral Agents shall not have any duties or responsibilities except those expressly set forth in this Agreement and in the documents giving rise to the Security, and the Collateral Agents shall have no obligation to recognize nor have any liability or responsibility arising under any other document or agreement to which it is not a party, notwithstanding that reference thereto may be made herein. The Collateral Agents and their officers, directors, employees, affiliates, attorneys or agents shall not be liable for any action taken or omitted to be taken under or in connection with this Agreement or the Security, unless such act or omission constitutes its gross negligence or willful misconduct, as determined by a court of competent jurisdiction by a final and non-appealable judgment. The duties of the Collateral Agents shall be mechanical and administrative in nature; the Collateral Agents shall not have, by reason of this Agreement or the Security, a fiduciary relationship with the Purchasers and nothing in this Agreement or the Security, express or implied, is intended to or shall be construed as to impose upon the Collateral Agents any obligation except as expressly set forth in this Agreement or the Security. The permissive rights of the Collateral Agents enumerated herein shall not be construed as duties. The Collateral Agents shall not have any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Collateral Agents are instructed in writing to exercise by the Purchasers; provided that the Collateral Agents shall not be required to take any action that, in their opinion or the opinion of their counsel, may expose the Collateral Agents to liability or that is contrary to any Offtake Document. The Collateral Agents shall not be responsible for any recitals, statements, representations or warranties in any of the Security, or which may be contained in any other document subsequently received by the Collateral Agents or the Purchasers from or on behalf of any of the debtors or for the authorization, execution, delivery, effectiveness, genuineness, validity, enforceability, registration or perfection of any of the Security, and the Collateral Agents shall not be required to make any disclosure, inquiry concerning the performance or observance by any of the Seller Group Entities of any of the terms, provisions or conditions of any of the Security.

21.3	Designation or Employment of Agents

In the conduct of its duties under this Agreement and under the Security in connection with the enforcement of Security (otherwise than in relation to its right to make any declaration, determination or decision), instead of acting personally, the Collateral Agents may employ and pay one or more agents or trustees (whether being a lawyer or other Person) to transact or concur in transacting any business and to do or concur in doing any acts required to be done by the Collateral Agents (including executing collateral agreements on behalf of the Collateral Agent and Ecuador Collateral Agent, as applicable, enforcement of collateral, the receipt and payment of money) and to hold any Security and any such agent or trustee engaged in any profession or business shall be entitled to be paid all usual professional and other charges for such business transacted and acts done by it. All reasonable and documented expenses paid by the Collateral Agents pursuant to agency or trustee engagements hereunder shall be reimbursed by the Seller. The Collateral Agents shall not be liable for the acts or omissions of such agents or trustees or for any loss or injury resulting from their actions or performance or lack of performance provided they have been chosen without gross negligence or willful misconduct, as determined by a court of competent jurisdiction by a final and non-appealable judgment. Each agent or trustee party to any Offtake Document is an intended third-party beneficiary of the provisions of this Agreement and any Offtake Document, including without limitation, this Article 21.

Except as expressly set forth herein, the Collateral Agents shall not have any duties or obligations in respect of any of the Collateral, all of such duties and obligations, if any, being subject to and governed by the applicable Security Documents.

21.4	Knowledge of Events of Default; Actions; Permitted Encumbrances and Dispositions

(a)	The Collateral Agents shall not be deemed to have knowledge or notice of the occurrence of any Seller Event of Default unless the Collateral Agents have received written notice from the Purchasers’ Agent, the Purchasers or the Seller specifying such Event of Default and stating that such notice is given pursuant to this Agreement in order to constitute the Collateral Agents’ knowledge of the default. The Collateral Agents shall take such action with respect to any Seller Event of Default as shall be directed by the Purchasers’ Agent or the Purchasers to the Collateral Agents in accordance with this Agreement; provided that, unless and until the Collateral Agents shall have received such direction, the Collateral Agents may, but shall not be obliged to, take such action, or refrain from taking such action, with respect to such Seller Event of Default as it shall deem advisable; and provided further that the Collateral Agents in any case shall not be required to take any such action which it determines to be contrary to the Security or to any Applicable Law. For greater certainty, the Purchasers’ Agent nor the Purchasers shall have any right individually to enforce any of the Security, it being understood that all such enforcement shall be taken by the Collateral Agents for the benefit of the Purchasers upon the terms of this Agreement.

(b)	For the purposes of the Security, the Seller Group Entities shall be permitted to create, incur, assume or permit to be outstanding only those Encumbrances with respect to the Collateral as are so permitted by this Agreement and all of the Security existing from time to time, and shall be permitted to sell and dispose of, and grant Encumbrances over, only such Collateral as is so permitted by this Agreement and all of the Security existing from time to time.

21.5	Requests for Instructions

The Collateral Agents may at any time request instructions from the Purchasers’ Agent and/or the Purchasers with respect to any actions or approvals which, by the terms of this Agreement or any of the Security, the Collateral Agents are permitted or required to take or to grant, and the Collateral Agents shall be absolutely entitled to refrain from taking any such action or to withhold any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions from the Purchasers’ Agent and/or the Purchasers. The Purchasers’ Agent and the Purchasers shall not have any right of action whatsoever against the Collateral Agents as a result of the Collateral Agents acting or refraining from acting under the Security in accordance with instructions from the Purchasers’ Agent or the Purchasers. The Collateral Agents shall in all cases be fully justified in failing or refusing to take or continue any action under the Security unless it shall have received further assurances to its satisfaction from the Purchasers of their indemnification obligations under Section 21.10 of this Agreement against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it shall be secured in respect thereof as it may deem appropriate.

21.6	Reliance

The Collateral Agents shall be entitled to conclusively act and rely upon as to the truth of the statements and correctness of the opinions expressed in, shall not be bound to make any investigation into the facts or matters of, and shall be fully protected from liability in acting or relying or refraining from acting upon any writing, notice, statement, certificate, resolution, statutory declaration, instrument, opinion, report, notice, request, direction, consent, order, bond, note, facsimile, telex or other paper or document or communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and, with respect to all legal matters pertaining to this Agreement and the Security and its duties under this Agreement and the Security, upon the advice of counsel selected by it.

21.7	Restrictions on Actions

The Purchasers’ Agent and each Purchaser agree that, so long as any Guaranteed Obligations are outstanding to the Purchasers, the provisions of this Agreement shall exclusively govern the exercise of all rights and remedies under the Offtake Documents and that it will not, except as expressly permitted under this Agreement:

(a)	take any action, judicial or otherwise, or exercise any other right or remedy under the Offtake Documents; or

(b)	(A) sell or grant any participation or other interest in any Guaranteed Obligation to any Seller Group Entity or any Affiliate of any Seller Group Entity, or (B) accept or take any security for the Guaranteed Obligations, except the Collateral held on its behalf by the Collateral Agents;

provided, however, that the foregoing shall not prevent the Purchasers’ Agent or the Purchasers from raising any defenses in any action in which it has been made a party defendant or has been joined as a third party, except that the Collateral Agents may, but shall not be obligated to, direct and control any defense directly relating to the Collateral or any one or more of the Offtake Documents, subject to the provisions of this Agreement. Notwithstanding any provision contained in this Agreement, in the event that the Purchasers’ Agent and/or the Purchasers become a judgment lien creditor in respect of any Collateral as a result of any proceedings, such judgment lien shall at all times (x) be subordinate in all respects to the Encumbrance granted to the Collateral Agents pursuant to the Security, irrespective of the time of the execution, delivery or issuance of any of the Security or any of the orders, attachments or instruments evidencing or securing such judgment lien, or the filing or recording for perfection thereof or the filing of any financing statement or continuation statement relating to any thereof; and (y) be subject to the terms of this Agreement for all purposes.

21.8	Right of the Collateral Agents

(a)	The Collateral Agents may consult with legal counsel (including the counsel to the Seller), independent public accountants and other experts of reputable standard selected by it and shall not be liable for any action taken or omitted to be taken without gross negligence or willful misconduct by it in accordance with the advice of such counsel, accountants or experts in respect of this Agreement or any other Offtake Document;

(b)	None of the provisions of this Agreement or the other Offtake Documents to which the Collateral Agents are a party shall require any Collateral Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers nor shall the Collateral Agents be so compelled pursuant to any provisions contained in this Agreement or any other document or agreement related thereto, and the Collateral Agents shall not be required to give any bond or security in respect of the performance of its powers and duties hereunder or under the other Offtake Documents;

(c)	The Collateral Agents shall not be liable for any error of judgment made without gross negligence or willful misconduct by it or an officer of the Collateral Agents, unless it is proved by a court of competent jurisdiction by a final and non-appealable judgment that any Collateral Agent was grossly negligent in ascertaining the pertinent facts;

(d)	The Collateral Agents shall retain the right not to act and shall not be liable for refusing to act if, it is due to a lack of information or instructions or the Collateral Agents, in their sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Agreement or in the documents giving rise to the Security, or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body;

(e)	The Collateral Agents may request that the Purchasers’ Agent and/or the Purchasers deliver certificates from duly authorized officers of the Purchasers’ Agent and/or the Purchasers, as applicable, certifying the names and/or titles of Persons authorized at such time to take specified actions pursuant to this Agreement on behalf of the Purchasers’ Agent and/or the Purchasers, including but not limited to providing instructions to the Collateral Agents in accordance with Section 21.5 herein; and

(f)	Subject to Article 15 of this Agreement and related provisions herein, any funds held by the Collateral Agents may be invested and reinvested in the name or under the control of the Collateral Agents in investments which may be directed by the Seller and approved by the Purchasers’ Agent and/or the Purchasers in writing. The Collateral Agents shall, at any time and from time to time, solely on the written request of the Borrower and written consent of the Purchasers’ Agent and/or the Purchasers, invest and reinvest funds, but shall not be responsible for ensuring the rate of return on such investments. The Collateral Agents shall be entitled to refrain from acting on such written requests without appropriate indemnities.

21.9	Indemnification by the Seller Group Entities

The Seller Group Entities each hereby agree to jointly and severally indemnify the Collateral Agents (to the extent not reimbursed by the Seller) and their officers, directors, employees, affiliates, attorneys or agents, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against it or them in any way relating to or arising out of this Agreement or any other Offtake Document or any action taken or admitted by the Collateral Agents under or in respect of this Agreement or any other Offtake Document; provided that none of the Seller Group Entities shall be liable for any portion of such liabilities, obligations, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Collateral Agents’ gross negligence or willful misconduct as determined by a court of competent jurisdiction by a final and non-appealable judgment. Without limiting the generality of the foregoing, each of the Seller Group Entities agree to reimburse the Collateral Agents promptly upon demand in the proportion specified herein in respect of any out of pocket expenses (including reasonable and documented counsel fees) incurred by the Collateral Agent in connection with the preservation of any rights of the Collateral Agents or the Seller Group Entities under, or the enforcement of, or legal advice in respect of the rights or responsibilities under, this Agreement or any other Offtake Document, to the extent that the Collateral Agents are not reimbursed for such expenses by the Seller.

21.10	Indemnification by the Purchasers

To the extent the Collateral Agents are not reimbursed and indemnified by the Seller Group Entities, each Purchaser will jointly and severally reimburse and indemnify the Collateral Agents and their officers, directors, employees, affiliates, attorneys or agents for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against it or them in any way relating to or arising out of the Collateral Agents performing their duties hereunder, or in any way relating to or arising out of this Agreement or any other Offtake Document; provided that the Purchasers shall not be liable to the Collateral Agents for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Collateral Agents’ gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or willful misconduct as determined by a court of competent jurisdiction by a final and non-appealable judgment.

21.11	Waiver of Consequential Damages

To the fullest extent permitted by Applicable Law, each of the Seller Group Entities and the Purchasers agree that they shall not assert, and hereby waive, any claim against the Collateral Agents, on any theory of liability, for special, indirect, incidental, consequential, exemplary, aggravated or punitive damages or loss of profits, arising out of, in connection with, or as a result of this Agreement, any other Offtake Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, the Facility or the use of proceeds thereof.

21.12	No Obligation to Act

The Collateral Agents shall not be under any obligation to exercise any of the rights or powers vested in it by this Agreement at the request or direction of any party to this Agreement unless such party shall have offered to the Collateral Agents sufficient funds and security or indemnity sufficient to the Collateral Agents against the costs, expenses and liabilities which might be incurred by it in compliance with any such request or direction.

21.13	Force Majeure

The Collateral Agents shall not be liable to the other parties hereto, or held in breach of this Agreement nor any Offtake Document, if prevented, hindered, or delayed in the performance or observance of any provision contained herein or any Offtake Document by reason of any act or provision of any present or future law or regulation or governmental authority, act of God, riots, terrorism, acts of war, pandemics, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times for obligations of the Collateral Agents under this Agreement and the Offtake Documents shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 11.13.

21.14	Collateral Agents Resignation

Each Collateral Agent (a) may at any time resign upon ten (10) days’ notice to the Purchasers’ Agent, the Purchasers and the Borrower or (b) if so directed by the Purchasers shall resign, upon ten (10) days’ prior written notice (or such shorter period as agreed to by the Purchasers and Borrower) by the Purchasers to such Collateral Agent and the Borrower. If any Collateral Agent resigns under this Agreement and the other Offtake Documents, then the Purchasers shall appoint a successor agent for the Purchasers which successor agent shall (unless an Event of Default under Section 15.2 or Section 15.3shall have occurred and be continuing) be subject to the approval by the Borrower (which approval shall not be unreasonably withheld, conditioned or delayed) and following such approval the Borrower shall use commercially reasonable efforts to cause such successor agent to accept such appointment (including by paying customary agency fees to such successor agent), whereupon such successor agent shall succeed to the rights, powers and of the resigning Collateral Agent, and the reference to the resigning Collateral Agent means such successor agent effective upon such appointment and approval, and the former Collateral Agent’s rights, powers and duties as Collateral Agent hereunder and under other Offtake Documents shall be terminated, without any other or further act or deed on the part of such former Collateral Agent or any of the parties to this Agreement or any holders of the Offtake Documents. If no successor shall have been so appointed by the Purchasers and shall have accepted such appointment within ten (10) days after the retiring Collateral Agent gives notice of its resignation, then the retiring Collateral Agent may, on behalf of the Purchasers, appoint a successor Collateral Agent. If no successor agent has accepted appointment as Collateral Agent by the date that is ten (10) days following a retiring Collateral Agent’s notice of resignation, the retiring Collateral Agent’s resignation will nevertheless thereupon become effective, and the Purchasers will thereafter perform all the duties of such Collateral Agent hereunder and/or under any other Offtake Document until such time, if any, as the Purchasers appoint a successor Collateral Agent. After any retiring or removed Collateral Agent’s resignation as Collateral Agent hereunder and under the other Offtake Documents, the provisions of this Article 21 and Section 21.14 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Collateral Agent under this Agreement and the other Offtake Documents.

21.15	Compliance with AML Legislation

The Collateral Agents shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Collateral Agents, in their sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any AML Legislation. Further, should the Collateral Agents, in their sole judgment, acting reasonably, determine at any time that its acting under this Agreement or the other Offtake Documents has resulted in its being in non-compliance with any AML Legislation, then it shall have the right to resign on ten (10) days’ prior written notice to the Purchasers’ Agent, the Purchasers and the Seller, provided that: (i) the Collateral Agents’ written notice shall describe the circumstances of such non-compliance to the extent permitted under AML Legislation; and (ii) if such circumstances are rectified to the Collateral Agents’ satisfaction, acting reasonably, within such ten (10) day period, then such resignation shall not be effective.

21.16	Conflict of Interest

Each Collateral Agent represents to the Purchasers’ Agent, the Purchasers and the Seller that, to the best of its knowledge, at the time of the execution and delivery hereof, no material conflict of interest exists in such Collateral Agent’s role hereunder, and such Collateral Agent agrees that in the event of a material conflict of interest arising hereafter, it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its mandate hereunder.

Article 22
CONFIDENTIALITY AND DISCLOSURES

22.1	Confidentiality

(a)	Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of, pursuant to or in connection with this Agreement (collectively, the “Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:

(i)	to its auditor, legal counsel, lenders, underwriters and investment bankers and to persons, including any proposed transferee under Section 23.2 (“Third Parties”) with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant (and to advisors and representatives of any such Person), provided that (i) such persons are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable and (ii) in the case of Third Parties, such Third Parties shall not be provided with Confidential Information other than an unredacted copy of this Agreement and any related agreements entered into in connection herewith and information regarding deliveries and payments received hereunder, without the prior written consent of the Seller or the Purchaser, as the case may be, such consent not to be unreasonably withheld;

(ii)	subject to Section 22.2, where that disclosure is necessary to comply with Applicable Laws, court order or regulatory request, provided that such disclosure is limited to only that Confidential Information so required to be disclosed and, where applicable, that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(iii)	for the purposes of the preparation and conduct of any arbitration or court proceeding commenced under 23.10;

(iv)	where such information is already available to the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(v)	with the consent of the disclosing Party;

(vi)	to its Affiliates and those of its and its Affiliates’ directors, officers, employees, advisors and representatives who need to have knowledge of the Confidential Information; and

(vii)	in the case of any Purchaser and its Affiliates, to any limited partner or co-investor or prospective limited partner or co-investor in or with a private equity fund managed by such Purchaser or Affiliates of such Purchaser, to the extent such information is reasonably relevant to the current investment or future investment decision of any such limited partner or co-investor or prospective limited partner or co-investor, provided that such persons undertake to maintain the confidentiality of it and are limited in their use of the Confidential Information for the purpose of making an investment decision in or with respect to such Purchaser or Affiliates of such Purchaser.

(b)	Each Party shall ensure that its Affiliates and its and its Affiliates’ employees, directors, officers, advisors and representatives and those persons listed in Section 22.1(a) and 22.1(a)(a)(vii) are made aware of this Section 22.1 and comply with the provisions of this Section 22.1. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)	No Party shall file this Agreement on SEDAR+ without reasonable prior consultation with the other Parties and the Parties shall consult with each other with respect to any proposed redactions to this Agreement in compliance with Applicable Laws before it is filed on SEDAR+.

22.2	Press Releases and Public Disclosure

(a)	The Parties shall consult with each other before either of them or their respective Affiliates issues any press release or otherwise makes any public disclosure regarding this Agreement or the transactions contemplated hereby and shall not, and shall cause their respective Affiliates to not, issue any such press release or make any such public disclosure before receiving the consent of the other of them. Nothing in this Section 22.2(a) prohibits a Party from issuing a press release or making other disclosure required by Applicable Law if the Party or its Affiliate making the disclosure has first consulted with the other Party.

(b)	If Seller or any of its Affiliates is required by Applicable Law to file a copy of this Agreement on SEDAR+ (or otherwise publicly file a copy of this Agreement), the Seller (or such Affiliate) shall consult with the Purchasers with respect to, and agree upon, any proposed redactions to this Agreement in compliance with Applicable Laws before it is filed on SEDAR+ (or otherwise). If the Parties are unable to agree on such redactions, the Seller (or such Affiliate) shall redact this Agreement to the fullest extent permitted by Applicable Laws before filing it on SEDAR+ (or otherwise).

Article 23
MISCELLANEOUS

23.1	Waiver

(a)	No course of performance by any Party shall operate as a waiver thereof or otherwise prejudice its rights, powers or remedies.

(b)	Failure to exercise, or any delay in exercising, any right or remedy provided under this Agreement or by law shall not constitute a waiver of that (or any other) right or remedy, nor shall it preclude or restrict any further exercise of that (or any other) right or remedy.

(c)	No single or partial exercise of any right or remedy provided under this Agreement or by law shall preclude or restrict the further exercise of that right or remedy.

(d)	A waiver (which may be given subject to conditions) of any right or remedy provided under this Agreement or by law shall only be effective if it is in writing. It shall apply only to the Party to whom it is addressed and for the specific circumstances for which it is given. It shall not prevent the Party who has given the waiver from subsequently relying on the right or remedy in other circumstances.

(e)	A Party that waives a right or remedy provided under this Agreement or by law in relation to another Party, or takes or fails to take any action against that Party, does not affect its rights in relation to any other Party.

(f)	No right, power or remedy conferred upon any Party by this Agreement shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise, except as expressly provided herein.

23.2	Assignment

This Agreement shall become effective when it shall have been executed by the Purchasers and the Seller and thereafter shall be binding upon, enure to the benefit of and be enforceable by the Purchasers, the Seller and their respective successors and assigns. Other than as permitted under Article 16, the Seller shall not have the right to assign its rights and obligations hereunder or any interest herein without the prior written consent of the Purchasers, such consent not to be unreasonably withheld. Notwithstanding the foregoing, the Seller shall have the right to assign to its lenders (or to an agent to be held on behalf of the lenders), including without limitation in respect of the Facility (as defined in the Credit Agreement), its rights, title and interest in, under and to the proceeds of the sales price payable hereunder and the benefit of this Agreement upon prior written notice to the Purchaser, and the Purchaser hereby expressly consents to such assignment, provided that any assignee shall execute an agreement whereby such assignee agrees to be bound by the terms of this Agreement and to assume all of the Seller’s obligations to the Purchaser hereunder. The Purchaser shall, from time to time upon the request of the Seller, enter into such amendments to this Agreement and execute and deliver such other documents as shall be necessary to effect any such grant or assignment. Any Purchaser shall have the right to assign all or a portion of its rights and obligations hereunder without the consent of the Seller; provided that (i) such Purchaser provides the Seller advance written notice of the grant or assignment, (ii) the Purchaser’s assignee is a Qualified Assignee, and (iii) the assignee executes an agreement whereby such assignee agrees to be bound by the terms of this Agreement and the assume all of such Purchaser’s obligations to the Seller hereunder. In the event of any such assignment by a Purchaser, upon notice thereof to the Seller, the Seller shall effect and record such assignment or transfer (including the identity and address of the assignee or transferee) on the Seller’s books and records, and the obligations of a Purchaser so assigned shall thereupon terminate. The Seller shall, from time to time upon request of the Purchasers, enter into such amendments to this Agreement and execute and deliver such other documents as shall be necessary to effect any such grant or assignment. The Seller agrees that in connection with any such grant or assignment, the Purchasers’ Agent may deliver to the prospective assignee financial statements, information relating to the Concentrate and the Project and other relevant information relating to the Seller and the Guarantors, provided that the Purchaser causes such prospective assignee to be legally bound by the Purchaser’s confidentiality obligations set out in Article 20 of this Agreement.

23.3	Benefit of Agreement

This Agreement is entered into for the sole protection and benefit of the Parties hereto and their permitted successors and assigns, and no other Person shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, this Agreement.

23.4	Amendments

No amendment or modification to any provision of this Agreement shall be effective unless it is in writing and has been signed by the Purchasers and the Seller, and no waiver of any provision of this Agreement, or consent to any departure by either of the Purchasers or the Seller therefrom, shall be effective unless it is in writing and has been signed by the other; provided, however, that no amendment to the terms and conditions of Article 18 shall be effective without the written agreement of the Guarantors. Any such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

23.5	Governing law

This Agreement and all disputes and controversies arising hereunder shall be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws generally of Canada therein.

23.6	Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under all Applicable Laws and regulations. If, however, any provision of any of this Agreement shall be prohibited by or invalid under any Applicable Law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such Applicable Law or regulation, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of this Agreement, or the validity or effectiveness of such provision in any other jurisdiction.

23.7	Notices; Callback Contacts

(a)	All notices and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including by facsimile or e-mail transmission) sent or delivered to the respective Parties hereto at or to their respective addresses, facsimile numbers or e-mail addresses set forth below (or at or to such other address, facsimile number or e-mail address as shall be designated by any Party in a written notice to the other Parties hereto):

(i)	in the case of the Purchasers’ Agent for operational matters,

OMF Fund IV SPV E LLC

[REDACTED – Personal Information.]

Attention: General Counsel

Email: [REDACTED – Personal Information.]

With a copy to:

Orion Resource Partners (USA) LP
[REDACTED – Personal Information.]

Email: [REDACTED – Personal Information.]

(ii)	in the case of the Purchasers’ Agent for legal matters,

OMF Fund IV SPV E LLC

[REDACTED – Personal Information.]

Attention: General Counsel

Email: [REDACTED – Personal Information.]

With a copy to:

Orion Resource Partners (USA) LP
[REDACTED – Personal Information.]

Email: [REDACTED – Personal Information.]

(iii)	in the case of the Seller Group Entities for operational matters:

Solaris Resources Inc.
Suite 555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1

Attention: Sunny Lowe
Email: [REDACTED – Personal Information.]

with copy to:

Blake, Cassels & Graydon LLP
1133 Melville Street, Suite 3600
Vancouver, British Columbia
V6E 4E5

Attention: Jamie Kariya
Email: [REDACTED – Personal Information.]

(iv)	in the case of the Seller Group Entities for legal matters,

Solaris Resources Inc.
Suite 555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1

Attention: Tom Ladner
Email: [REDACTED – Personal Information.]

with copy to:

Blake, Cassels & Graydon LLP
1133 Melville Street, Suite 3600
Vancouver, British Columbia
V6E 4E5

Attention: Jamie Kariya
Email: [REDACTED – Personal Information.]

(v)	if to a Purchaser, in accordance with the notice provisions on Schedule 1.1:

(b)	All such notices and communications shall be effective:

(i)	if delivered by hand, sent by certified or registered mail or sent by an overnight courier service, when received; and, provided that if such date is a day other than a Business Day, where the recipient Party is located, then such notice shall be deemed to have been given and received on the first Business Day, where the recipient Party is located, following the date of such deliver;

(ii)	if sent by facsimile or e-mail transmission and successfully transmitted prior to noon on a Business Day, where the recipient Party is located, then on that Business Day, and if transmitted after noon on that day, then on the first Business Day, where the recipient Party is located, following the date of transmission.

(c)	Notwithstanding any other provision of this Agreement, no notice, instruction or other communication relating to any change in any details of the Seller, any Purchaser, Purchasers’ Agent or any other Person relating to payment (including identity of the Purchaser, receiving bank or receiving account number, broker, broker account number), or in any details of any Callback Contact (including the designation of a replacement Callback Contact), will be valid unless:

(i)	written notice of the change is given in accordance with this Section 23.7;

(ii)	the Person giving notice of the change (the “Notifying Party”) is not also the Notifying Party’s Callback Contact; and

(iii)	such instruction is confirmed verbally by telephone or voice over internet protocol by the Callback Contacts for each relevant Party using the relevant details for the Party’s Callback Contact in the Annual Supplement then in effect, with such verbal confirmation being further confirmed between the two Callback Contacts via a second written notice given by one Callback Contact to the other Callback Contact contemporaneously with the completion of such verbal confirmation. The Parties agree that each Party shall designate its Chief Financial Officer to initiate the foregoing procedure in the initial designation of a Callback Contact for such Party.

23.8	Execution in Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Counterparts to this Agreement may be delivered by facsimile, PDF or any other form of electronic transmission, and signatures provided on counterparts so delivered shall be considered originals for all purposes.

23.9	Further Assurances

Each Party shall execute all such further instruments and documents and shall take all such further actions as may be necessary to effect the transactions contemplated herein, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

23.10	Dispute Resolution

(a)	Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of written notice by any Party of such dispute, controversy or claim) shall be referred to a senior officer of Seller and a senior officer of each of the Purchasers for prompt resolution. Any such dispute, controversy or claim which cannot be resolved by the executive officers within 15 days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration administered by the International Center for Dispute Resolution, and any Party may so refer such dispute, controversy or claim to binding arbitration. Such referral to binding arbitration shall be to one qualified arbitrator in accordance with the Arbitration Rules, as may be amended from time to time, which Arbitration Rules shall govern such arbitration proceeding. The place of arbitration shall be Toronto, Ontario, and the language of arbitration shall be English. The determination of such arbitrator shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by the arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Section 23.10 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

(b)	The arbitration, including any settlement discussions between the Parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration and any appeal therefrom. Neither Party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such Party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such Persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, the disclosing Party shall promptly notify the other parties of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

23.11	Entire Agreement

This Agreement sets forth the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersedes all previous arrangements, correspondences, representations, proposals, understandings and communications, whether written or oral.

23.12	Third Party Rights

This Agreement is intended for the benefit of the Parties and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

23.13	No Partnership or Agency

Nothing in this Agreement shall create, or be deemed to create, a partnership, joint venture or legal relationship of any kind between the Parties that would impose liability upon one Party for the acts or failure to act of the other Party, or authorise either Party to act as agent for the other. Save where expressly stated in this Agreement, neither Party shall have the authority to make representations, act in the name or on behalf of or otherwise bind the other.

23.14	Protection of Rights

The Seller acknowledges and agrees that the Purchasers or the Purchasers’ Agent may register or record this Agreement or a memorandum of this Agreement or otherwise lodge caveats protecting their respective rights under this Agreement under the terms of Applicable Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed and is intended to be and is hereby delivered on the day and year first written above.

SOLARIS RESOURCES INC.

By:	“Sunny Lowe”
	Name:	Sunny Lowe
	Title:	Chief Financial Officer

LOWELL MINERAL EXPLORATION ECUADOR S.A.

By:	“Federico Velasquez”
	Name:	Federico Velasquez
	Title:	President

LOWELL COPPER HOLDINGS INC.

By:	“Purni Parikh”
	Name:	Purni Parikh
	Title:	Corporate Secretary

Copper Concentrates Offtake Agreement – Signature Page

OMF FUND IV SPV E LLC

By:	“Oskar Lewnowski”
	Name:	Oskar Lewnowski
	Title:	Authorized Signatory

OMF FUND IV SPV E LLC, as Purchasers’ Agent

By:	“Oskar Lewnowski”
	Name:	Oskar Lewnowski
	Title:	Authorized Signatory

Copper Concentrates Offtake Agreement – Signature Page

Schedule 1.1(a)

Project Map

PROJECT LAND TENURE MAP

CLEMENTE
MAKI 02
MAKI 01
WARINTZA PROJECT
MAKI 04
CAYA 21
WARINTZA
CURIGEM 9-1
CURIGEM 9
CAYA 22
MAKI 03
ECUADOR
LEGEND
Warintza Project
Communities
Major Roads
Major Rivers
Solaris Properties
0 2.5 5 10 Km
LOWELL
Warintza Project Concession Map

Schedule 1.1(b)

Purchaser’s Share

Purchaser	Purchaser’s Share

OMF Fund IV SPV E LLC	100%

Notice Address:	OMF Fund IV SPV E LLC

[REDACTED – Personal Information.]

Schedule 2.0

Port Conditions

Please see attached.

PORT OF DISCHARGE	DISCHARGE RATE
BRAZIL	TGS I South Berth:
ARATU	3500wmt/day
SHINC
BULGARIA	3,500 WMT/WWD
BOURGAS	1900HRS SAT TILL
0700 HRS MON NTC UU

BULGARIA	3,500 WMT/WWD
VARNA WEST	1900HRS SAT TILL
0700 HRS MON NTC UU

CANADA	5,000 WMT WWD
TROIS RIVIERES	SSHEX
15:00 Fr-8:00Mo

CANADA QUEBEC CITY	5,000 WMT WWD SSHEX 15:00 Fr-8:00Mo
CHINA	3,000 WMT WWD
ALL PORTS	SHEX UU ATUTC

FINLAND	5,000 WMT/WWD
PORI	1500HRS SAT TILL
0700HRS MON
NTU UU

GERMANY	5,000 WMT/WWD
BRUNSBUTTEL	SATNOON SHEX
0700 MON ATUTC

INDIA	5,000 WMT WWD
DAHEJ	SHEX

INDIA	5,000 WMT WWD
MUNDRA	SHEX

INDIA	4,000 WMT WWD
TUTICORIN	SHEX

JAPAN	3,000 WMT WWD
AKITA	1900HRS SAT TILL
0700 MON NTC UU

JAPAN	3,000 WMT WWD
AOMORI	1900HRS SAT TILL
0700 MON NTC UU

JAPAN	3,000 WMT WWD
HACHINOHE	1900HRS SAT TILL
0700 MON NTC UU

JAPAN	3,000 WMT WWD
HIBI	1900HRS SAT TILL
0700 MON NTC UU

JAPAN	3,000 WMT WWD
HIKOSHIMA	1900HRS SAT TILL
0700 MON NTC UU

JAPAN	3,000 WMT WWD
NAOSHIMA	1900HRS SAT TILL
0700 MON NTC UU

JAPAN	3,000 WMT WWD
NIIHAMA	1900HRS SAT TILL
0700 MON NTC UU

JAPAN	3,000 WMT WWD
ONAHAMA	1900HRS SAT TILL
0700 MON NTC UU

JAPAN	3,000 WMT WWD
SAGANOSEKI	1900HRS SAT TILL
0700 MON NTC UU

KOREA	3,000 WMT/WWD
ONSAN	1900 HRS FRI TILL 0700 HRS
MON NTC UU

MEXICO	5000 WMT WWD SPMSHEX
MANZANILLO

OMAN	3,000 WMT WWD
SOHAR

PHILLIPINES	3,000 WMT PER DAY
ISABEL LEYTE	SHEX UU

SPAIN	5,000 WMT WWD
HUELVA	SSHEX

SWEDEN	5,000 WMT/WWD
RONNSKAR	1500HRS SAT TILL
0700HRS MON
NTU UU

Schedule 14.2(f)

Project Real Property

[REDACTED – Commercially Sensitive Information.]

Exhibit 1

Form of Annual Supplement

Annual Supplement - Contract Terms for Contract Year [________]

THIS AGREEMENT is made as of the ■ day of ■, ■.

AMONG:

LOWELL MINERAL EXPLORATION ECUADOR S.A., a corporation incorporated under the laws of Ecuador (“Seller”);

- and -

LOWELL COPPER HOLDINGS, a company existing under the laws of the Province of British Columbia, Canada (“LCH”);

- and -

SOLARIS RESOURCES INC., a company existing under the laws of British Columbia (“Solaris”);

- and -

[ORION ENTITY] AND EACH OF THE OTHER PURCHASERS FROM TIME TO TIME PARTY HERETO

- and -

[ORION ENTITY], a ■ existing under the laws of ■, in its capacity as Purchasers’ Agent (“Purchasers’ Agent”)

WHEREAS:

(A)	Pursuant to the Copper Concentrates Sales Agreement dated ■ among the Seller, LCH, Solaris, each of the Purchasers thereto from time to time and Purchasers’ Agent (the “Offtake Agreement”), the Purchasers thereunder have severally agreed to purchase Concentrates pursuant to the terms thereof.

(B)	Pursuant to the Offtake Agreement, the Parties agreed to enter into annual supplements to specify certain matters applicable to Concentrate to be sold and delivered under the Offtake Agreement.

(C)	The Parties have now agreed to enter into this supplement (this “Annual Supplement”) to record the agreed specified matters applicable to the Concentrate sold under the Offtake Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

Article 1 Definitions and interpretation

1.1	Unless the context otherwise requires, words and expressions appearing in this Annual Supplement which are defined in the Offtake Agreement shall bear the same meaning in this Annual Supplement.

1.2	Sections 1.2, 20 and 21 of the Offtake Agreement apply to this Annual Supplement as if set out in full herein.

Article 2 Amendment to OFFTAKE AGREEMENT

2.1	Application to Offtake Agreement.

This Agreement constitutes the Annual Supplement applicable to Contract Year ■ (“Applicable Contract Year”) of the Offtake Agreement.

2.2	Concentrate Specifications. [TO BE INCLUDED IN THE ANNUAL SUPPLEMENT ONLY IN THE FIRST CONTRACT YEAR.]

The Concentrate Specifications for all Concentrate delivered pursuant to the Offtake Agreement are as follows:

Element	Unit (%, ppm, oz./DMT)	Range

2.3	Annual Contract Terms [TO BE INCLUDED IN THE ANNUAL SUPPLEMENT FOR ALL CONTRACT YEARS]

The Parties agree that the Annual Contract Terms for Concentrate to be delivered in the Applicable Contract Year shall be:

(a)	Copper Treatment and Refining Charge: US $■ per DMT of Concentrate, plus US$■ per pound of Payable Copper.

(b)	Gold Refining Charge: $■ per ounce of Payable Gold.

(c)	Silver Refining Charge: $■ per ounce of Payable Silver.

(d)	Price Participation: $■ per DMT of Concentrate, which [increases the applicable Deductions][reduces the applicable Deductions].

(e)	The Penalties for deleterious elements contained in Concentrate delivered pursuant to the Offtake Agreement are as follows:

Element	Unit (%, ppm, oz./DMT)	Range	Penalty
$/
$/
$/
$/

(f)	Callback Contacts: Each of the Parties hereby notifies the other Parties of its Callback Contact for the purposes of confirming the initiation of banking instructions and, where applicable, any changes to banking instructions for it:

(i)	Seller’s Callback Contact:

(A)	Name:

(B)	Title:

(C)	Email:

(D)	Phone Number:

(ii)	[Purchaser]’s Callback Contact

(A)	Name:

(B)	Title:

(C)	Email:

(D)	Phone Number:

Article 3 RATIFICATION OF OFFTAKE AGREEMENT; CHOICE OF LAW AND JURISDICTION

3.1	Ratification.

The Parties ratify and confirm the Offtake Agreement, as amended and supplemented by this Annual Supplement.

3.2	Costs and Expenses.

Each Party agrees to pay its own costs and expenses in relation to the negotiation, preparation and execution and delivery of this Annual Supplement

3.3	Dispute Resolution.

This Annual Supplement and all disputes and controversies arising hereunder shall be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws generally of Canada therein. Any disputed arising out of or in connection with this Annual Supplement shall be resolved in accordance with Section 21.10 of the Offtake Agreement, as incorporated into this Annual Supplement.

IN WITNESS WHEREOF, this Annual Supplement has been executed and is intended to be and is hereby delivered on the day and year first written above.

SOLARIS RESOURCES INC.

By:
Name:
Title:

LOWELL MINERAL EXPLORATION ECUADOR S.A.

By:
Name:
Title:

LOWELL COPPER HOLDINGS INC.

By:
Name:
Title:

OMF FUND IV SPV E LLC
By:
Name:
Title:

OMF FUND IV SPV E LLC, as Purchasers’ Agent

By:
Name:
Title: